Exhibit 2.2

REORGANIZATION AGREEMENT
AND PLAN OF MERGER

BY AND AMONG

CENTRAL VALLEY COMMUNITY BANCORP,

CENTRAL VALLEY COMMUNITY BANK,

SERVICE 1ST BANCORP,

AND

SERVICE 1ST BANK

DATED AS OF

MAY 28, 2008

REORGANIZATION AGREEMENT
AND PLAN OF MERGER

THIS REORGANIZATION AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of May 28, 2008, is by and among Central Valley Community Bancorp, a California corporation and a registered bank holding company under the Federal Bank Holding Company Act (“Parent”), Central Valley Community Bank, a California banking corporation (“Parent Bank”), Service 1st Bancorp, a California corporation and a registered bank holding company under the Federal Bank Holding Company Act (“Company”) and Service 1st Bank, a California banking corporation (“Company Bank”).

A.            Parent and Company wish to provide for the terms and conditions of a business combination in which Company will merge (the “Merger”) with and into Parent in a transaction treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.  Immediately following the Merger, Parent Bank and Company Bank wish to provide for the terms and conditions of a business combination in which Company Bank will be merged (the “Bank Merger”) with and into Parent Bank with Parent Bank as the surviving institution.

B.            The parties hereto desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

Accordingly, and in consideration of the representations, warranties, covenants, agreements and conditions herein contained, the parties hereto agree as follows:

ARTICLE I
THE MERGER AND RELATED MATTERS

1.1          Merger.  Subject to the terms and conditions of this Agreement, and pursuant to the provisions of the California General Corporation Law (“CGCL”), the California Financial Code, and the rules and regulations promulgated by the Board of Governors of the Federal Reserve System under the Federal Reserve Act and the Federal Bank Holding Company Act, the Federal Deposit Insurance Corporation under the Federal Deposit Insurance Act, and the California Department of Financial Institutions under the California Financial Code, at the Effective Time (as defined in Section 1.2 hereof), Company shall be merged with and into Parent pursuant to the terms and conditions set forth herein.  Upon the consummation of the Merger, the separate corporate existence of Company shall cease and Parent shall continue as the surviving corporation under the laws of the State of California.  The name of Parent as the surviving corporation of the Merger shall remain “Central Valley Community Bancorp.”  From and after the Effective Time, Parent, as the surviving corporation of the Merger, shall possess all of the properties and rights and be subject to all of the liabilities and obligations of Parent and Company, all as more fully described in the CGCL.

1.2          Effective Time of the Merger.  As soon as practicable after each of the conditions set forth in Article VI hereof have been satisfied or waived, the parties will file, or cause to be filed, with the California Secretary of State, the Merger Agreement (the “Merger Agreement”) in substantially the form attached hereto as Exhibit A, and such certificates and other documents as Parent may deem necessary or appropriate for the Merger, which Merger Agreement and certificates and other documents shall in each case be in the form required by and executed in accordance with the applicable provisions of the CGCL.  The Merger shall become effective at the time the Merger Agreement is filed with the California Secretary of State (“Effective Time”).  The filing of the Merger Agreement shall take place on such date as Parent shall notify Company in writing.  At the Effective Time, the rights and obligations of Company shall be consummated hereunder.

1.3          Merger Consideration.

(a)           Merger Consideration; Conversion of Company Common Stock.

(i)            Subject to the terms and conditions of this Agreement (including, without limitation, the Escrow contemplated by Section 4.10 of this Agreement), at the Effective Time, each share of Company no par value common stock (“Company Common Stock”) issued and outstanding immediately prior to the Effective Time other than (A) shares held as treasury stock of Company, (B) shares held directly or indirectly by Parent, except shares held in a fiduciary capacity or in satisfaction of a debt previously contracted, if any, and (C) shares of holders who dissent from the Merger and perfect dissenters rights pursuant to Chapter 13 of the CGCL (“Perfected Dissenting Shares”), shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive $2.50 as the cash consideration (the “Per Share Cash Component”) and 0.681818 shares of Parent no par value common stock (“Parent Common Stock”) as the stock consideration (the “Per Share Stock Component”); provided, however, that the Per Share Cash Component and the Per Share Stock Component shall be reduced proportionately for any stock dividend, reclassification, recapitalization, stock split, or similar transaction by Company between the date of this Agreement and the Effective Time.  The Per Share Cash Component and the Per Share Stock Component are sometimes referred to herein collectively as the “Per Share Merger Consideration,” the Per Share Cash Component multiplied by the total number of issued and outstanding shares of Company Common Stock at the Effective Time is referred to as the “Total Cash Consideration,” the Per Share Stock Component multiplied by the total number of issued and outstanding shares of Company Common Stock at the Effective Time is referred to as the “Total Stock Consideration,” and the Total Cash Consideration and the Total Stock Consideration shall be collectively referred to as the “Merger Consideration.”  The “Aggregate Value of the Merger Consideration at Closing” shall equal the Total Cash Consideration plus the product of the Total Stock Consideration and the closing price of Parent Common Stock immediately prior to the Effective Time.

(ii)           Parent shall set aside cash out of the Total Cash Consideration for Perfected Dissenting Shares (“Dissenters’ Cash”).  Payments for Perfected Dissenting Shares shall be deducted from the Total Cash Consideration and the Per Share Cash Component and

the Per Share Stock Component shall be adjusted proportionately (provided, however, that such adjustment shall not increase the Total Stock Consideration in any event).  The amount remaining in the Total Cash Consideration after the deduction for Perfected Dissenting Shares is sometimes hereinafter referred to as the “Remaining Cash Consideration.”  All or a portion of the Remaining Cash Consideration in an amount up to the Initial Escrow Fund Amount (as defined in Section 4.10 of this Agreement) shall be placed into the Escrow contemplated by Section 4.10 of this Agreement; provided, however, that in the event that the amount of the Remaining Cash Consideration is less than the Initial Escrow Fund Amount, then a portion of the Total Stock Consideration with a value (determined using the Parent Determination Price) equal to the amount by which the Initial Escrow Fund Amount exceeds the Remaining Cash Consideration shall be deposited in the Escrow.  In addition, in the event that the Dissenters’ Cash exceeds the Cash Component (“Cash Deficiency”), then the Total Stock Consideration shall be reduced by a number of shares of Parent Common Stock equal to the Cash Deficiency divided by the Parent Determination Price, and the Per Share Stock Component shall be adjusted (prior to any adjustment contemplated by subsection (iv) below) to equal the adjusted Total Stock Consideration divided by the total number of shares of Company Common Stock issued and outstanding at the Effective Time.

(iii)          The holders of certificates formerly representing shares of Company Common Stock shall cease to have any rights as shareholders of Company, except such rights, if any, as they may have pursuant to the California Corporations Code. Except as provided above, until certificates representing shares of Company Common Stock are surrendered for exchange, the certificates of each holder shall, after the Effective Time, represent for all purposes only the right to receive the Per Share Merger Consideration.

(iv)          In the event that the real property owned by Company and Company Bank and identified on Schedule 1.3(a)(iv) (the “OREO Property”) is sold for less than $1,114,000 prior to the Effective Time or in the event that the OREO Property is not sold prior to the Effective Time, then (A) the Per Share Cash Component shall be reduced by the amount determined by multiplying $500,000 by a fraction in which the numerator is the Total Cash Consideration and the denominator is the Aggregate Value of the Merger Consideration at Closing and then dividing the amount obtained by the total number of shares of Company Common Stock outstanding on the Closing Date and (B) the Per Share Stock Component shall be reduced by the portion of a share of Parent Common Stock determined by multiplying 0.681818 by a fraction in which the numerator is $500,000 and the denominator is the Aggregate Value of the Merger Consideration at Closing; or, in the event that the OREO Property is sold for more than $1,114,000, but less than $1,364,000, prior to the Effective Time, then (A) the Per Share Cash Component shall be reduced by the amount determined by multiplying $250,000 by a fraction in which the numerator is the Total Cash Consideration and the denominator is the Aggregate Value of the Merger Consideration at Closing and then dividing the amount obtained by the total number of shares of Company Common Stock outstanding on the Closing Date and (B) the Per Share Stock Component shall be reduced by the portion of a share of Parent Common Stock determined by multiplying 0.681818 by a fraction in which the numerator is $250,000 and the denominator is the Aggregate Value of the Merger Consideration at Closing.

(b)           Exchange of Company Common Stock.

(i)            As soon as reasonably practicable, Parent shall mail or cause to be delivered a letter of transmittal to holders of record of Company Common Stock instructing such holders to tender the certificates for Company Common Stock (the “Certificate” or “Certificates”) to Computershare (the “Exchange Agent”).  Such letter of transmittal shall specify that risk of loss and title to Certificates shall pass only upon acceptance of such Certificates by the Exchange Agent.

(ii)           After the Effective Time, each holder of a Certificate that surrenders such Certificate to the Exchange Agent will, upon acceptance thereof by the Exchange Agent, be entitled to the Per Share Merger Consideration payable in respect of the shares represented thereby as determined under Section1.3(a).

(iii)          The Exchange Agent shall accept Certificates upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof and in accordance with customary exchange practices.  Certificates shall be appropriately endorsed or accompanied by such instruments of transfer as the Exchange Agent may reasonably require.

(iv)          Each outstanding Certificate, other than those representing Perfected Dissenting Shares, shall until duly surrendered to the Exchange Agent be deemed to evidence the right to receive the Per Share Merger Consideration payable in respect of the shares represented thereby.

(v)           After the Effective Time, holders of Certificates shall cease to have rights with respect to the Company Common Stock previously represented by such Certificates, and their sole rights (other than the holders of Certificates representing Perfected Dissenting Shares) shall be to exchange such Certificates for the Per Share Merger Consideration.  At the Effective Time, Company shall deliver a certified copy of a list of its shareholders to the Exchange Agent.  After the Effective Time, there shall be no further transfer of Certificates on the records of Company, and if such Certificates are presented to Company for transfer, they shall be canceled against delivery of the Per Share Merger Consideration.  Parent shall not be obligated to deliver any Per Share Merger Consideration to any holder of Company Common Stock until such holder surrenders the Certificates as provided herein.  No dividends declared will be remitted, nor any voting rights granted, to any person entitled to receive Parent Common Stock under this Agreement until such person surrenders the Certificate representing the right to receive such Parent Common Stock, at which time such dividends on whole shares of Parent Common Stock with a record date on or after the Effective Time shall be remitted to such person, without interest and less any taxes that may have been imposed thereon, and voting rights will be restored.  Certificates surrendered for exchange by any person constituting an “affiliate” of Company for purposes of Rule 144 under the Securities Act of 1933, as amended, and the rules and regulations thereunder (the “Securities Act”) shall not be exchanged for certificates representing Parent Common Stock until Parent has received a written agreement from such person as specified in Section 6.2(e).  Neither the Exchange Agent nor any party to this Agreement nor any affiliate thereof shall be liable to any holder of Company Common Stock represented by any Certificate for any consideration paid to a public official pursuant to applicable abandoned property, escheat or similar laws.  Parent and the Exchange Agent shall be entitled to rely upon the stock transfer books of Company to establish the identity of those persons entitled to receive consideration specified in this Agreement, which books shall be conclusive with respect thereto.  In the event of a dispute with respect to ownership of stock represented by any Certificate, the Exchange Agent shall be entitled to deposit any consideration in respect thereof in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.

(vi)          If any Per Share Merger Consideration is to be issued to a person other than a person in whose name a surrendered Certificate is registered, it shall be a condition of issuance that the surrendered Certificate shall be properly endorsed or otherwise in proper form for transfer and that the person requesting such issuance shall pay to the Exchange Agent any required transfer or other taxes or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable.

(vii)         In the event any Certificate shall have been lost, stolen or destroyed, the owner of such lost, stolen or destroyed Certificate shall deliver to the Exchange Agent an affidavit stating such fact, in form satisfactory to Parent, and, at Parent’s discretion, a bond in such reasonable sum as the Exchange Agent may direct as indemnity against any claim that may be made against Parent or Company or its successor or any other party with respect to the Certificate alleged to have been lost, stolen or destroyed.  Upon such delivery, the owner shall have the right to receive the Per Share Merger Consideration with respect to the shares represented by the lost, stolen or destroyed Certificate.

(c)           No Fractional Shares.  Notwithstanding any other provision of this Agreement, neither certificates nor scrip for fractional shares of Parent Common Stock shall be issued in the Merger.  Each holder who otherwise would have been entitled to a fraction of a share of Parent Common Stock (after taking into account all Certificates of such holder) shall receive in lieu thereof cash (without interest) in an amount determined by multiplying the fractional share interest to which such holder would otherwise be entitled by the Parent Determination Price (as hereinafter defined).  No such holder shall be entitled to dividends, voting rights or any other rights in respect of any fractional share interest.

(d)           Reservation of Shares.  Prior to the Effective Time, the Board of Directors of Parent shall reserve for issuance a sufficient number of shares of Parent Common Stock for the purpose of issuing its shares to the shareholders of Company in accordance with Section 1.3(a) of this Agreement.

(e)           Dissenting Shares.  Notwithstanding any other provision of this Agreement, any Perfected Dissenting Shares shall not, after the Effective Time, be entitled to vote for any purpose or receive any dividends or other distributions and shall be entitled only to such rights as are afforded in respect of Dissenting Shares pursuant to the CGCL.

(f)            Stock Options.  Prior to the Effective Time, the vesting of stock options granted by the Company to its directors and employees shall accelerate and become fully exercisable in accordance with the provisions of the applicable stock option plan of the Company.  Immediately prior to the Effective Time, the Company shall purchase each outstanding and unexercised stock option (“Company Stock Option”) for an amount equal to the value of the Per Share Merger Consideration (using the Parent Determination Price to value the Per Share Stock Component) less the exercise price in respect of each such stock option; provided, however, that a portion of such purchase price shall be paid into and subject to the Escrow contemplated by Section 4.10 of this Agreement.  For purposes of this Agreement, each Company Stock Option in which the value of the Per Share Merger Consideration (using the Parent Determination Price to value the Per Share Stock Component) exceeds the exercise price in respect to such Company Stock Option shall sometimes hereinafter be referred to as an “In-the-Money Company Stock Option”.  Promptly following the execution of this Agreement, Company shall use commercially reasonable efforts to enter into an agreement, in form and substance reasonably satisfactory to Parent, with holders of Company options who are not parties to a Company Shareholder Agreement or Nonsolicitation Agreement, such that such Persons agree to accept such cash payment in return for all of their rights in and to such Company options.  For purposes of this Agreement, persons holding vested Company Stock Options at the Effective Time are sometimes hereinafter referred to as “Company Option Holders.”

(g)           Articles of Incorporation and Bylaws of the Surviving Corporation.  The Articles of Incorporation and Bylaws of Parent, as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation and Bylaws of Parent, as the surviving corporation of the Merger, until either is thereafter amended in accordance with applicable law.

(h)           Directors and Officers of the Surviving Corporation.  The directors and officers of Parent immediately prior to the Effective Time shall be the directors and officers of Parent, as the surviving corporation of the Merger, until their respective successors shall be duly elected and qualified or otherwise duly selected.

(i)            Principal Office.  The location of the principal office of Parent, as the surviving corporation of the Merger, shall be 7100 North Financial Drive, Suite 101, Fresno, California  93720.

1.4          Bank Merger.

(a)           Cancellation of Company Bank Common Stock.  Immediately following the Merger, Company Bank shall be merged with and into Parent Bank with Parent Bank as the surviving entity.  The Bank Merger shall become effective at the time an Agreement of Merger, in substantially the form attached hereto as Exhibit B (“Bank Merger Agreement”) is filed with the California Department of Financial Institutions and the California Secretary of State (“Bank Merger Effective Time”).  At the Bank Merger Effective Time, each share of common stock of Company Bank (“Company Bank Common Stock”) issued and outstanding immediately prior thereto shall, by virtue of the Bank Merger, be canceled.  No new shares of capital stock or other securities or obligations of Parent Bank shall be issued with respect to or in exchange for such canceled shares, and such canceled shares of Company Bank Common Stock shall not be converted into capital stock or other securities or obligations of Parent Bank.

(b)           Articles and Bylaws of the Resulting Institution.  The Articles of Incorporation and Bylaws of Parent Bank, as in effect immediately prior to the Bank Merger Effective Time, shall, without any change, be the Articles of Incorporation and Bylaws of Parent Bank, as the resulting institution of the Bank Merger, until either is thereafter amended in accordance with applicable law.

(c)           Directors and Officers of the Resulting Institution.  The directors and officers of Parent Bank immediately prior to the Effective Time shall be the directors and officers of Parent Bank, as the surviving entity of the Bank Merger, until their respective successors shall be duly elected and qualified or otherwise duly selected.

(d)           Offices of the Resulting Institution.  The home and other offices of Parent Bank, as the resulting institution of the Bank Merger, shall be the home and other offices of Parent Bank immediately prior to the Bank Merger Effective Time plus the banking offices of Company Bank.

1.5          Closing.  The consummation of the transactions contemplated by this Agreement (“Closing”) shall take place on a date mutually agreeable to the Parent and Company and if no date is specified, on the tenth (10th) Business Day following receipt of all approvals that are required to be obtained from regulatory authorities having approval authority in connection with the transactions contemplated by this Agreement (“Required Regulatory Approvals”) and satisfaction of all conditions to closing contained in Article VI, at the Sacramento offices of Downey Brand LLP or in such other manner as the parties may agree.  The date on which the Closing actually occurs is herein referred to as the “Closing Date.”

1.6          Revision of Transaction.  Parent shall have the right to change the method of effecting the Merger and/or the Bank Merger (including, without limitation, the provisions of this Article I), to the extent permitted by applicable law and to the extent it deems such change to be desirable; provided, however, that no such change shall (a) alter or change the amount or kind of the Merger Consideration, (b) diminish the benefits to be received by directors, officers or employees of Company or Company Bank as set forth in this Agreement or in any agreements involving the parties made in connection with this Agreement, (c) materially impede or delay the consummation of the Merger or Bank Merger, or increase the risk that it will be consummated or diminish the likelihood that the Required Regulatory Approvals will be received, or (d) adversely affect the tax treatment of Company shareholders as a result of receiving the Per Share Merger Consideration.  Parent may exercise this right of revision (after consulting with Company and obtaining Company’s consent) by giving written notice thereof in the manner provided in Section 8.2 of this Agreement.

1.7          Additional Actions.  If, at any time after the Effective Time, Parent or Parent Bank shall consider or be advised that any further deeds, assignments or assurances or any other acts are necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in Parent or Parent Bank its right, title or interest in, to or under any of the rights, properties or assets of Company or Company Bank, as the case may be, or (b) otherwise carry out the purposes of this Agreement, Company and Company Bank shall be deemed to have granted to Parent and Parent Bank, jointly and severally, an irrevocable power of attorney to execute and deliver all such deeds, assignments or assurances and to do all acts necessary or desirable to vest, perfect or confirm title and possession to such rights, properties or assets in Parent or Parent Bank, as the case may be, and otherwise carry out the purposes of this Agreement, and the officers and directors of Parent are authorized in the name of Company to take any and all such action.

ARTICLE II
REPRESENTATIONS AND WARRANTIES OF PARENT AND PARENT BANK

Except as set forth in the Disclosure Schedule delivered by Parent and Parent Bank to Company and Company Bank prior to the date of execution hereof (“Parent Disclosure Schedule”), Parent and Parent Bank represent and warrant to Company and Company Bank that all of the statements contained in this Article II are true as of the date of this Agreement (or, if made as of a specified date, as of such date).  For purposes of the representations and warranties of Parent and Parent Bank contained herein, disclosure in any section of the Parent Disclosure Schedule of any facts or circumstances shall be deemed to be adequate response and disclosure of such facts or circumstances with respect to all representations or warranties by Parent and Parent Bank calling for disclosure of such information, whether or not such disclosure is specifically associated with or purports to respond to one or more of such representations or warranties, if it is reasonably apparent on the face of the Parent Disclosure Schedule that such disclosure is applicable.  The inclusion of any information in any section of the Parent Disclosure Schedule or other document delivered by Parent and Parent Bank pursuant to this Agreement shall not be deemed to be an admission or evidence of the materiality of such item, nor shall it establish a standard of materiality for any purpose whatsoever.

2.1          Organization.  Each of Parent, Parent Bank and their respective Subsidiaries (a) is a corporation duly organized (and in the case of Parent Bank duly chartered), validly existing and in good standing under the laws of the State of California; (b) has all requisite corporate or other legal entity power and authority to carry on its business as it is now being conducted and to own the properties and assets it now owns; and (c) is duly qualified or licensed to do business and is in good standing in every jurisdiction in which such qualification and, if applicable, good standing is required.

2.2          Authorization and Enforceability.  Parent and Parent Bank have the requisite corporate power or the other legal entity power and authority to execute, deliver and perform its obligations pursuant to this Agreement and the transactions contemplated thereby. The execution, delivery and performance by Parent and Parent Bank of this Agreement and the transactions contemplated thereby have been duly approved and authorized by the Boards of Directors of Parent and Parent Bank, and no other corporate action on the part of Parent and Parent Bank is necessary to authorize the execution, delivery and performance by Parent and Parent Bank of this Agreement and the transactions contemplated thereby.  This Agreement has been duly executed and delivered by Parent and Parent Bank and assuming due authorization, execution and delivery by Company and Company Bank, this Agreement constitutes the valid and binding obligation of each of them and is enforceable against each of them, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws or equitable principles or doctrines.

2.3          Articles of Incorporation and Bylaws.  Parent has previously furnished, or otherwise made available, to Company a complete and correct copy of the Articles of Incorporation and Bylaws, each as amended to the date hereof, of Parent, Parent Bank and their respective Subsidiaries.  Such Articles of Incorporation and Bylaws are in full force and effect as of the date hereof.  Neither Parent, Parent Bank or their respective Subsidiaries is in violation of any of the provisions of its Articles of Incorporation or Bylaws in any material respect.

2.4          Consents and Approvals; No Violations.

(a)           None of the execution, delivery or performance of this Agreement by Parent and Parent Bank or the consummation by Parent and Parent Bank of the transactions contemplated by this Agreement require or will require any filing with, or notification, authorization, consent, order or approval of, or action by, any federal, state or local governmental agency, commission, or other entity (“Governmental Entity”) except (i) filing of reports by Parent or its Affiliates under the Securities Exchange Act of 1934, as amended (“Exchange Act”), (ii) filings, permits, authorizations, consents and approvals as may be required under other applicable requirements of state securities or blue sky laws, (iii) the Required Regulatory Approvals, (iv) where failure to obtain such authorization, consent, order, approval or action or to make such filings or notification would not, individually or in the aggregate, either (A) have a Material Adverse Effect on Parent or Parent Bank or upon their ability to consummate the transactions contemplated or perform their obligations under this Agreement or (B) impede in any material respect or delay the consummation of the Closing, (v) as may be necessary as a result of the business or activities in which Parent or Parent Bank is or proposes to be engaged or as a result of any acts or omissions by, or the status of any facts pertaining specifically to, Parent or any of its Affiliates, or (vi) as set forth in this Agreement regarding the amendment, merger or termination of any Parent Benefit Plan prior or subsequent to the Effective Time.

(b)           Assuming that all consents, approvals, authorizations and other actions described in Section 2.2 and all Required Regulatory Approvals have been obtained, none of the execution, delivery or performance of this Agreement by Parent and Parent Bank or the consummation by Parent and Parent Bank of the transactions contemplated by this Agreement will (i) conflict with or result in any breach of any provision of the Articles of Incorporation or Bylaws or similar organizational document of Parent or Parent Bank, and (ii) result in a material violation or material breach of, or constitute (with or without notice or lapse of time or both) a material default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Parent, Parent Bank or any of their Subsidiaries is a party or by which any of them or any of their respective properties or assets may be bound or (iii) violate in any material respect any federal, state, local or foreign law, rule, regulation, judgment, injunction, decree or other requirement of any Governmental Entity (“Law”) applicable to Parent, Parent Bank or any of their Subsidiaries or any of their respective properties or assets.

2.5          Ownership and Possession of Shares.  Parent is the record and beneficial owner of all the issued and outstanding shares of Parent Bank, free and clear of all Encumbrances whatsoever, except for any Encumbrances created by this Agreement and Encumbrances arising under the Securities Act or any applicable state securities laws.

2.6          Capitalization and Shareholders.

(a)           As of the date hereof, the authorized capital stock of Parent consists of (i) 20,000,000 shares of Parent Common Stock, of which 6,002,819 shares are issued and outstanding as of the date hereof, (ii) 10,000,000 shares of preferred stock, no par value per share, of which none are issued and outstanding.  All of the issued and outstanding shares of Parent Common Stock have been duly and validly authorized and issued, and are fully paid and non-assessable.  None of the outstanding shares of Parent Common Stock has been issued in violation of any preemptive rights of current or past shareholders or are subject to any preemptive rights of the current or past shareholders of Parent.  All of the issued and outstanding shares of Parent Common Stock will be entitled to vote to approve this Agreement and the Merger.

(b)           Parent has shares of Parent Common Stock reserved for issuance under the Parent stock option plans identified in Section 2.6(b) of the Parent Disclosure Schedule (collectively, the “Parent Stock Option Plan”) for the benefit of employees and directors of Parent and the Parent Subsidiaries, pursuant to which options covering shares of Parent Common Stock are outstanding (the “Parent Stock Options”).  Except as set forth on Section 2.6(b) of the Parent Disclosure Schedule, there are no other shares of capital stock or other equity securities of Parent outstanding and no other outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of Parent, or contracts, commitments, understandings, or arrangements by which Parent is or may be bound to issue additional shares of its capital stock or options, warrants, or rights to purchase or acquire any additional shares of its capital stock.  There are no outstanding phantom stock rights or awards.

2.7          Subsidiaries and Affiliates.  Section 2.7 of the Parent Disclosure Schedule sets forth a complete list of all Parent or Parent Bank Subsidiaries.  All the outstanding capital stock of each Parent or Parent Bank Subsidiary is owned directly by Parent or Parent Bank, in each case free and clear of all Encumbrances and is duly authorized, validly issued, fully paid and nonassessable.  Except as set forth on Section 2.7 of the Parent Disclosure Schedule, neither Parent nor Parent Bank owns, directly or indirectly, any capital stock or other ownership interests, or has any obligations to acquire any capital stock or other ownership interest, in any corporation, partnership, joint venture or other entity that is not a Subsidiary of Parent or Parent Bank.

2.8          Parent Financial Statements; Material Changes.

(a)           True and complete copies of Parent’s and Parent Bank’s consolidated audited financial statements as of December 31, 2007 (the “Balance Sheet Date”) and their subsequent quarter end unaudited interim financial statements have been made available to Company.  The audited financial statements and unaudited interim financial statements (“Parent Financial Statements”) (i) have been prepared in accordance with the books of account and other financial records of Parent and Parent Bank, (ii) have been prepared in accordance with generally accepted accounting principles (“GAAP”) applied on a consistent basis (except as stated in the notes thereto) and (iii) on that basis, fairly presented, in all material respects, the consolidated financial position and the consolidated results of operations and cash flows of Parent and Parent Bank as of the dates and for the periods referred to therein, subject, in the case of the unaudited interim financial statements, to normal recurring year-end adjustments.  Other than as set forth in the audited financial statements or the notes thereto, there are no entities, including any special purpose entities, limited purpose entities or qualified special purpose entities, in which Parent or Parent Bank has an economic or management interest.

(b)           All of the liabilities of a nature that are required to be included in a consolidated balance sheet prepared in accordance with GAAP or in the notes thereto have, in the case of Parent and Parent Bank, been reflected or disclosed in the audited financial statements as of the Balance Sheet Date, except for liabilities (contingent or otherwise) (a) incurred since the Balance Sheet Date in the ordinary course of business including pursuant to contracts entered into in the ordinary course of business, (b) in connection with the transactions contemplated hereby including with respect to expenses of Parent’s accountants, attorneys or investment bankers or (c) as would not reasonably be likely to be, individually or in the aggregate, material to Parent and Parent Bank, taken as a whole.

2.9          Parent Reports.

(a)           Parent and Parent Bank have filed, and will continue to file, all reports and statements, together with any amendment required to be made with respect thereto, that it has, or will be, required to file with the SEC, the Bank Regulators and other applicable regulatory authorities (except filings which are not material to Parent and Parent Bank considered as a whole).  As of their respective dates (and without giving effect to any amendments or modifications filed after the date of this Agreement with respect to reports and documents filed before the date of this Agreement), each of such reports and documents, including the financial statements, exhibits and schedules thereto, complied or will comply in all material respects with all of the statutes, rules and regulations enforced or promulgated by the authority with which they were filed and, in the case of documents filed with the SEC, did not or will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.  Other than normal examinations conducted by the IRS, state and local taxing authorities, or the Bank Regulators in the regular course of the business of Parent and Parent Bank, no Governmental Entity has initiated any proceeding or, to the Knowledge of Parent or Parent Bank, investigation into the business or operations of Parent, or Parent Bank since January 1, 2003.  There is no unresolved violation or exception by the Bank Regulators, the SEC or other Governmental Entity that would reasonably be expected to result in a Material Adverse Effect on Parent or Parent Bank.  In addition, Parent has delivered or made available to Company copies of all management or other letters delivered to Parent or Parent Bank by their independent accountants in connection with the audit of any of the Parent’s financial statements or by such accountants or any consultant regarding the internal controls or internal compliance procedures and systems of Parent or Parent Bank issued at any time since January 1, 2003, and will request that their independent accountants make available for inspection by Company or its representatives, at such times and places as Company may reasonably request, reports and working papers produced or developed by such accountants or consultants.  Parent and Parent Bank have no liabilities (whether accrued, contingent, or otherwise) that are not disclosed on the Parent Financial Statements, other than liabilities which would not have a Material Adverse Effect, and there have been no problems with Parent’s or Parent Bank’s internal controls or internal compliance procedures and systems known to Parent or Parent Bank or identified by accountants or consultants that as of the date hereof remain uncorrected.

(b)           Parent has filed through the public EDGAR database of the SEC, each report, schedule, registration statement and definitive proxy statement that it was or will be required to file with the SEC pursuant to the Securities Act or the Exchange Act (other than reports filed pursuant to Section 13(g) of the Exchange Act), since January 1, 2003 (as such documents have since the time of their filing been amended, the “Parent SEC Reports”).  As of their respective dates of filing with the SEC, the Parent SEC Reports complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Parent SEC Reports, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c)           None of the information supplied or to be supplied by Parent or Parent Bank, or relating to Parent or Parent Bank and approved by Parent or Parent Bank, which is included or incorporated by reference in (i) the Registration Statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of shares of Parent Common Stock in the Merger (including the Joint Proxy Statement of Parent and Company and the Prospectus of Parent (“Joint Proxy Statement/Prospectus”) constituting a part thereof, the “Registration Statement”) will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; (ii) the Joint Proxy Statement/Prospectus and any amendment or supplement thereto will, at all times from the date of mailing to shareholders of Parent through the date of the meeting of shareholders of Parent to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and (iii) the applications and forms to be filed with securities or “blue sky” authorities, self regulatory authorities, or any Governmental Entity in connection with the Merger, the issuance of any shares of Parent Common Stock in connection with the Merger, or any Requisite Regulatory Approvals will, at the time filed or at the time they become effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.  The Joint Proxy Statement/Prospectus (except that Parent makes no representations or warranties relating to such portions thereof that relate only to Company and its Subsidiaries) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

(d)           Neither Parent nor any Parent Subsidiary is under any obligation, contingent or otherwise, by reason of any agreement to register any of its securities under the Securities Act.

2.10        Absence of Certain Changes.  Since the Balance Sheet Date, to the Knowledge of Parent and Parent Bank, no event, change or circumstance has occurred that would (i) have a Material Adverse Effect on Parent or Parent Bank or (ii) be likely to materially impede or delay the ability of Parent or Parent Bank to perform its obligations under this Agreement or to consummate the transactions contemplated thereby.

2.11        Litigation.  There is no suit, action, investigation or proceeding, legal, quasi-judicial, administrative or otherwise, pending or, to the Knowledge of Parent and Parent Bank, threatened, against Parent, Parent Bank, any other Subsidiary of Parent, or any of their respective officers, directors, employees or agents (in their capacities as such), nor is there any judgment, decree, injunction or order of any Governmental Entity outstanding against Parent, Parent Bank or any other Subsidiary of Parent.

2.12        Legal and Regulatory Compliance.

(a)           The businesses of Parent Bank, Parent and their Subsidiaries are not being conducted in violation of any law, ordinance or regulation of any Governmental Entity, including any laws affecting financial institutions (including those pertaining to the investment of funds, the lending of money, the collection of interest and the extension of credit), federal and state securities laws, laws and regulations relating to financial statements and reports, anti-money laundering, bank secrecy, truth-in-lending, truth-in-savings, usury, fair credit reporting, consumer protection, occupational safety, fair employment practices, fair labor standards and all other laws and regulations relating to employees and employee benefits, and any statutes or ordinances or other laws or regulations relating to the respective businesses conducted or the properties occupied or used by Parent Bank, Parent or any Subsidiary of Parent and Parent Bank, except (i) that the representations in this section with respect to employee benefits shall be limited to the Knowledge of Parent and Parent Bank, and (ii) for possible violations which either individually or in the aggregate do not and would not reasonably be likely to materially impede or delay the ability of Parent or Parent Bank to perform its obligations under the Agreement or consummate the transactions contemplated thereby, and (iii) for possible violations which either individually or in the aggregate do not and would not reasonably be likely to have a Material Adverse Effect on Parent, Parent Bank or any of their Subsidiaries.

(b)           No investigation or review by any Bank Regulator or Governmental Entity with respect to Parent Bank, Parent or any Subsidiary of Parent and Parent Bank is pending or, to the Knowledge of Parent Bank and Parent, threatened, nor have any Bank Regulator or Governmental Entity indicated to Parent Bank, Parent or any Subsidiary of Parent and Parent Bank an intention to conduct the same, other than normal regulatory examinations and other investigations or reviews the outcome of which would not reasonably be likely to materially impede or delay the ability of Parent or Parent Bank to perform its obligations under the Agreement or consummate the transactions contemplated thereby.

(c)           Neither Parent nor Parent Bank has any formal or informal agreements, arrangements or understanding with any Bank Regulator or Governmental Entity that would materially impede or delay the ability of Parent or Parent Bank to obtain any Required Regulatory Approvals or to consummate the transactions contemplated thereby.

(d)           Neither Parent nor Parent Bank is subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by any Bank Regulator that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its credit policies, its management or its business (each, a “Parent Bank Regulatory Agreement”), nor has Parent or Parent Bank been advised in writing by any Bank Regulator that such Bank Regulator is considering issuing or requesting any such Parent Bank Regulatory Agreement.

(e)           Parent Bank and Parent are in substantial compliance with the applicable provisions of the Community Reinvestment Act of 1977 (the “CRA”) and the regulations promulgated thereunder.  As of the date of this Agreement, neither Parent Bank nor Parent has been advised of the existence of any fact or circumstance or set of facts or circumstances which, if true, would cause Parent Bank or any of its Subsidiaries to fail to be in substantial compliance with such provisions.  Parent Bank’s most recent CRA rating is “satisfactory” or better.

2.13        Licenses.  Parent and the Parent Subsidiaries hold all licenses, certificates, permits, franchises and all patents, trademarks, service marks, trade names, copyrights or right thereto, and required authorizations, approvals, consents, licenses, clearances and orders or registrations with all appropriate federal, state or other authorities that are material to the conduct of their respective businesses as now conducted and as presently proposed to be conducted.

2.14        Taxes.

(a)           Parent and the Parent Subsidiaries have each timely filed all tax and information returns required to be filed and have paid (or Parent has paid on behalf of its Subsidiaries), or have accrued on their respective books and set up an adequate reserve for the payment of, all taxes reflected on such returns as required to be paid in respect of the periods covered by such returns and have accrued on their respective books and set up an adequate reserve for the payment of all income and other taxes anticipated to be payable in respect of periods through the end of the calendar month next preceding the date hereof.  Neither Parent nor any Parent Subsidiary is delinquent in the payment of any tax, assessment or governmental charge.  No deficiencies for any taxes have been proposed, asserted or assessed against Parent or any Parent Subsidiary that have not been resolved or settled and no requests for waivers of the time to assess any such tax are pending or have been agreed to.  Neither Parent nor any Parent Subsidiary is a party to any action or proceeding by any Governmental Entity for the assessment or the collection of taxes.  Deferred taxes of Parent and the Parent Subsidiaries have been accounted for in accordance with GAAP.

(b)           Parent has not filed any consolidated federal income tax return with an “affiliated group” within the meaning of Section 1504 of the Internal Revenue Code of 1986, as amended (the “Code”) where Parent was not the common parent of the group.  Neither Parent nor any Parent Subsidiary is, or has been, a party to any tax allocation agreement or arrangement pursuant to which it has any contingent or outstanding liability to anyone other than Parent or any Parent Subsidiary.  Neither Parent nor any Parent Subsidiary is required to include in income any adjustment pursuant to Section 481(a) of the Code and no such adjustment has been proposed by the IRS.

(c)           Parent and the Parent Subsidiaries have each withheld amounts from its employees, shareholders, or holders of public deposit accounts in compliance with the tax withholding provisions of applicable federal, state and local laws, have filed all federal, state and local returns and reports for all periods for which such returns or reports would be due with respect to income tax withholding, social security, unemployment taxes, income and other taxes and all payments or deposits with respect to such taxes have been timely made.

(d)           Neither Parent, Parent Bank nor any of their respective Subsidiaries or any affiliates thereof has taken or agreed to take any action, and it has no Knowledge of any fact or circumstance, that is reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

2.15        Insurance.  Parent and Parent Bank maintain insurance with insurers which in the judgment of management of Parent are sound and reputable on their respective assets and upon their respective businesses and operations against loss or damage, risks, hazards and liabilities as in their judgment they deem appropriate.  All material claims under all policies of insurance maintained by Parent and Parent Bank have been filed in due and timely fashion.  Each of Parent and Parent Bank has taken all requisite action (including without limitation the making of claims and the giving of notices) pursuant to its directors’ and officers’ liability insurance policy or policies in order to preserve all rights thereunder with respect to all matters (other than matters arising in connection with this Agreement and the transactions contemplated hereby) occurring prior to the Effective Time.

2.16        Loans; Investments.

(a)           The outstanding loans, including guarantees thereon, originated by Parent Bank have been documented in all material respects in accordance with the policies of Parent Bank and all loans purchased by or participated in by Parent Bank are documented in a manner in all material respects consistent with such policies except in each case for deviations in such policies that would not adversely affect Parent Bank’s ability to collect such loans.

(b)           All interest rate swaps, caps, floors and option agreements and other interest rate risk management arrangements to which Parent or any Parent Subsidiary is a party or by which any of their properties or assets may be bound were entered into in the ordinary course of business and, to the Knowledge of Parent and Parent Bank, in accordance with then-customary practice and applicable rules, regulations and policies of bank regulatory authorities and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations and are in full force and effect.

(c)           Except for pledges to secure public and trust deposits, none of the investments reflected in the Parent audited financial statements dated as of Balance Sheet Date under the heading “Investment Securities,” and none of the investments made by Parent and Parent Bank since Balance Sheet Date, is subject to any restriction, whether contractual or statutory, which materially impairs the ability of Parent or Parent Bank to freely dispose of such investment at any time, other than those restrictions imposed on securities held for investment under GAAP.  With respect to all material repurchase agreements to which Parent or Parent Bank is a party, Parent or Parent Bank has a valid, perfected first lien or security interest in the government securities or other collateral securing each such repurchase agreement, and the value of the collateral securing each such repurchase agreement equals or exceeds the amount of the debt secured by such collateral under such agreement.  Except for a transaction involving less than $50,000, neither Parent nor Parent Bank has sold or otherwise disposed of any assets in a transaction in which the acquiror of such assets or other person has the right, either conditionally or absolutely, to require Parent or Parent Bank to repurchase or otherwise reacquire any such assets.  Set forth in Section 2.16 of the Parent Disclosure Schedule is a complete and accurate list of each investment and debt security, mortgage-backed and related securities, marketable equity securities and securities purchased under agreements to resell owned by Parent or Parent Bank.

(d)           As of the Balance Sheet Date, Parent Bank is not a party to any loan agreement, note or borrowing arrangement, which, to the Knowledge of Parent and Parent Bank, violates in any material respect any applicable Law.

2.17        Allowance for Possible Loan Losses.

(a)           Parent Bank’s allowance for loan losses (“ALLL”), as reflected on the Parent Financial Statements, has been calculated in compliance with GAAP and Parent Bank’s existing methodology for determining the adequacy of its ALLL, applied consistently.

(b)           Section 2.17(b) of the Parent Disclosure Schedule includes a list of all Nonperforming Assets (as defined below) and all troubled debt restructurings (as defined under GAAP) as reflected on the books of Parent Bank.  “Nonperforming Assets” means (i) all loans and leases that have been classified “Special Mention,” “Substandard,” “Doubtful,” “Loss” or the equivalent thereof by Parent Bank, Parent Bank’s outside auditors or any regulatory authority, and (ii) all assets classified as OREO and other assets acquired through foreclosure or repossession.

2.18        Personnel and Benefits.  Parent has disclosed on Disclosure Schedule 2.18 each and every Benefit Plan of Parent and Parent Bank.  For each Parent Benefit Plan, fund or arrangement disclosed or required to be disclosed on Disclosure Schedule 2.18, each of the following is true:

(a)           All material obligations of Parent and Parent Bank for payment to trusts or other funds or to any governmental entity or to any individual, director, officer, employee or agent (or his or her heirs, legatees or legal representatives) with respect to compensation, vacation, holiday pay, bonuses and other forms of compensation, unemployment compensation benefits, Parent Benefit Plans or social security benefits have been paid when due or properly accrued for the periods covered thereby on the Parent Financial Statements.

(b)           Parent and Parent Bank have materially complied with all applicable federal and state statutes and regulations which govern workers’ compensation, equal employment opportunity and equal pay, including, but not limited to, all civil rights laws, Presidential Executive Order 1124, the Fair Labor Standards Act of 1938, as amended, and the Americans with Disabilities Act.

(c)           There are no unfair labor practice complaints, strikes, slowdowns, stoppages or other controversies pending or, to the Knowledge of Parent or Parent Bank, any attempts to unionize or controversies threatened between Parent or Parent Bank and any of their employees that are likely to have a Material Adverse Effect on Parent, Parent Bank or its Affiliates taken as a whole.

(d)           Parent and Parent Bank are not now nor in the past were a party to any collective bargaining agreement with respect to any of their employees.

(e)           Except as disclosed on Parent Disclosure Schedule Section 2.18, Parent and Parent Bank are not parties to any oral or written employment contracts, supplemental employment retirement agreements, or change in control benefits with any of its officers or employees, and there are no understandings with respect to the employment of any officer or employee of Parent or Parent Bank which are not terminable by Parent without liability on not more than thirty (30) days’ notice.

(f)            Except as set forth in the Parent Benefit Plans, Parent and Parent Bank are under no obligation to provide health or welfare benefits to present or future retirees or other former employees, directors or their dependents (other than rights under Section 4980B of the Code or section 601 of ERISA or similar state laws).  As to each such obligation, if any, Parent shall provide to Company information as to the number of current and vested future retirees, other former employees or directors and dependents entitled to such coverage and their ages, and the present value of any benefits to be provided thereto on Parent Disclosure Schedule Section 2.18.

(g)           True and complete copies of each Parent Benefit Plan, or similar benefit arrangement, including amendments thereto, have been previously delivered or made available to Company, together with (i) all trust agreements regarding plan assets with respect to each Parent Benefit Plan, (ii) a true and complete copy of the annual reports for the most recent three years (Form 5500 Series including applicable schedules) prepared in connection with each Parent Benefit Plan, if applicable, (iii) a copy of the most recent summary plan description of each Parent Benefit Plan, together with any modifications thereto if applicable, and (iv) a copy of the most recent favorable determination letter or opinion, notification or advisory letter from the Internal Revenue Service for each Parent Benefit Plan which is intended to be qualified under Section 401(a) of the Code.

(h)           Except as would not have an Adverse Material Effect on Parent or Parent Bank, all required notices, reports and descriptions (including Form 5500 annual reports, summary annual reports, summary plan descriptions, and amendments thereof) have been timely filed and distributed as required by ERISA and the Code to each employee, participant or beneficiary entitled thereto for each Parent Benefit Plan.  To the Knowledge of Parent and Parent Bank, all such filings, as amended, were complete and accurate in all material respects as of the dates of such filings.

(i)            For each Parent Benefit Plan which is an employee welfare benefit plan (within the meaning of ERISA section 3(1)), the following is true:

(i)            Each that is a group health plan as such term is defined in Code section 5000(b)(l) complies and has complied in all material respects with any applicable requirements of sections 601 through 608 of ERISA or section 4980B of the Code governing continuation coverage requirements for employee-provided group health plans.

(ii)           No such plan is a voluntary employees’ beneficiary association within the meaning of Code Section 501(c)(9).

(j)            No Parent Benefit Plan is a “multiemployer plan” as defined in section 3(37) of ERISA or a “multiple employer plan” as provided for in Code section 413(c).

(k)           No Parent Benefit Plan is subject to Title IV of ERISA.

(l)            Each Parent Benefit Plan that is intended to be qualified under Code section 401(a) has received a determination letter or has reliance on an opinion, notification or advisory letter from the Internal Revenue Service and has been timely amended as required to maintain its tax qualified status since the date of the most recent determination letter or opinion, notification or advisory letter.

(m)          There is no pending or, to the Knowledge of Parent or Parent Bank, threatened litigation, audit by governmental agency or pending claim (other than routine benefit claims) with respect to any Parent Benefit Plan or any fiduciary thereof in relation to such Benefit Plan.

(n)           To the Knowledge of Parent and Parent Bank, no action, whether formal or informal, is necessary or has been taken within the last five (5) years by the Parent or Parent Bank under any voluntary compliance programs sponsored by the Internal Revenue Service or the Department of Labor to correct any failure to comply with applicable tax Code qualification rules or with ERISA or applicable DOL regulations with respect to any Parent Benefit Plan.

(o)           To the Knowledge of Parent and Parent Bank, all Parent Benefit Plans (and their related trusts, insurance contracts or funds) are maintained, administered and operated in material compliance with their terms and with the requirements prescribed by any and all statutes, governmental or court orders, or governmental rules or regulations currently in effect, including but not limited to ERISA and the Code, applicable to such plans or arrangements.

2.19        Compliance with Environmental Laws.

(a)           The operations of Parent and Parent Bank comply in all material respects with all applicable Environmental Laws, and neither Parent nor Parent Bank is subject to any judicial or administrative proceedings alleging the violation of any Environmental Law.  Neither Parent nor Parent Bank has received written notice of any potential liability with respect to any federal, state, local or private investigation evaluating whether any remedial action is needed to respond to a release or threatened release of any Hazardous Substance into the environment.  Neither Parent nor Parent Bank is currently subject to any order, agreement or written directive of a Governmental Entity to conduct such investigation or remedial action, nor has Parent or Parent Bank agreed with a private party to conduct any such investigation or remediation.  “Hazardous Substance” means any pollutant, contaminant, petroleum or any fraction thereof, by-product, asbestos or asbestos-containing material, polychlorinated biphenyls, urea formaldehyde foam, or any solid, hazardous or infectious waste, or any other material identified or regulated pursuant to any Environmental Law.

(b)           With respect to the real property currently or formerly owned or currently leased by Parent or Parent Bank (“Parent Entities Premises”) to the Knowledge of Parent and Parent Bank:  (x) no part of the Parent Entities Premises has been used for the generation, manufacture, handling, storage or disposal of Hazardous Substances except in compliance in all material respects with all applicable Environmental Laws; (y) the Parent Entities Premises do not contain any underground storage tanks; and (z) there are no conditions known to be present at any of the Parent Entities Premises that are reasonably expected to give rise under any Environmental Law to any material liability on the part of Parent or any Parent Bank that individually or in the aggregate would or could be reasonably be expected to result in a Material Adverse Effect on Parent or Parent Bank.

2.20        Contracts and Commitments.

(a)           Section 2.20 of the Parent Disclosure Schedule contains true, correct and complete lists of each of the following contracts and agreements of Parent and Parent Bank (such contracts and agreements being “Parent Material Contracts”):

(i)            all Parent or Parent Bank Regulatory Agreements; and

(ii)           all contracts and agreements that materially limit or purport to materially limit the ability of Parent or Parent Bank to compete in any line of business or with any Person or in any geographic area or during any period of time.

(b)           There is not and, to the Knowledge of Parent and Parent Bank, there has not been claimed or alleged by any Person, with respect to any Parent Material Contract, any existing default or event that, with notice or lapse of time or both, would constitute a default or event of default on the part of the Parent or Parent Bank, except such defaults, events of default and other events that would not have, individually or in the aggregate, a Material Adverse Effect on Parent or Parent Bank

2.21        Property and Assets.

(a)           Parent and Parent Bank have good title to, or a valid lease, license or right to use, all assets, properties and rights used by them except as would not have, individually or in the aggregate, a Material Adverse Effect on Parent or Parent Bank.  Those real and other tangible properties purported to be owned by any of Parent or Parent Bank are held free and clear of all Encumbrances other than (i) Encumbrances for Taxes not yet due and payable, (ii) mechanics’, materialmen’s, carriers’, workers’, repairers’, landlords’ and similar Encumbrances arising or incurred in the ordinary course of business, (iii) zoning, entitlement, building and other land use regulations that are not violated in any material respects by current occupancy or use, (iv) customary covenants, conditions, restrictions, easements and similar restrictions of record affecting title that do not materially impair current occupancy or use and (v) other liens which do not materially interfere with Parent’s or Parent Bank’s use of the applicable property or materially detract from or diminish the value thereof (clauses (i) through (v) being “Parent Permitted Encumbrances”).  All material tangible assets owned or leased by Parent Bank or any Parent Bank Subsidiary are in satisfactory operating condition for the uses to which they are being put, subject to ordinary wear and tear and ordinary maintenance requirements.

(b)           Parent and Parent Bank beneficially hold all assets, properties and rights used by Parent and Parent Bank in the conduct of the business of Parent and Parent Bank.

2.22        Insider Interests.  All outstanding loans and other contractual arrangements (including deposit relationships) between Parent or Parent Bank and any officer, director or employee of Parent or Parent Bank conform to the applicable rules and regulations and requirements of all applicable regulatory agencies which were in effect when such loans and other contractual arrangements were entered into.  No officer, director or employee of Parent or Parent Bank has any material interest in any property, real or personal, tangible or intangible, used in or pertaining to the business of Parent or Parent Bank.

2.23        Regulatory Approvals and Other Conditions.  To the Knowledge of Parent and Parent Bank, there is no reason relating specifically to Parent or any Parent Subsidiary why (a) the Required Regulatory Approvals should not be granted, (b) the Required Regulatory Approvals should be subject to a condition which would differ from conditions customarily imposed by such regulatory authorities in orders approving acquisitions of the type contemplated hereby or (c) any of the conditions precedent as specified in Article VI hereof to the obligations of any of the parties under this Agreement or to consummate the transactions contemplated thereby are unlikely to be fulfilled within the applicable time period or periods required for satisfaction of such condition or conditions.

2.24        Material Adverse Effect.  Since the Balance Sheet Date, Parent has not experienced a Material Adverse Effect which would be likely to materially impede or delay the ability of Parent or Parent Bank to consummate the transactions contemplated hereby.

2.25        Brokers or Finders.  Neither Parent, Parent Bank nor any of their Subsidiaries or Affiliates has entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other firm or Person to any broker’s or finder’s fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement.

2.25        Corporate Records.  The corporate record books, transfer books and stock ledgers of Parent and Parent Bank are complete and accurate in all material respects and reflect all meetings, consents and other material actions of the organizers, incorporators, shareholders, Boards of Directors and committees of the Boards of Directors of each, and all transactions in their respective capital stocks, since their respective inceptions.

2.26        Undisclosed Liabilities.  Except for liabilities incurred in the ordinary course of business, liabilities reflected in the Parent’s Annual Report on Form 10-K for the year ended December 31, 2007, and liabilities that would not be reasonably expected to have a Material Adverse Effect on Parent or Parent Bank, since the Balance Sheet Date, neither Parent nor any Parent Subsidiary has incurred any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise that, if incurred prior to the Balance Sheet Date, would have been required by GAAP to be recognized or disclosed on the Parent Financial Statements on such date.

2.27        Impediments to Performance.  Neither Parent nor any of its Subsidiaries has taken or agreed to take any action, or has Knowledge of any fact or circumstance not known to Company, that would materially impede or delay the consummation of the transactions contemplated by this Agreement or the ability of the parties to obtain any Regulatory Approval or to perform their covenants and agreements under this Agreement.

2.28        Trust Business.  Neither Parent nor any of its Subsidiaries is licensed to engage in the trust business or serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor for any fiduciary accounts.

2.29        Anti-takeover Provisions Inapplicable.  To the Knowledge of Parent and Parent Bank, no “business combination,” “moratorium,” “control share” or other state anti-takeover statute or regulation, (a) applies to the Merger or the Bank Merger, (b) prohibits or restricts the ability of Parent or Parent Bank to perform their obligations under this Agreement or their ability to consummate the Merger or the Bank Merger, (c) would have the effect of invalidating or voiding this Agreement or any provisions hereof, or (d) would subject Company or Company Bank to any material impediment or condition in connection with the exercise of any of its rights with respect to the Merger.  Neither Parent or Parent Bank has adopted a shareholders rights or similar plan.

2.30        Disclosure.  No representation or warranty by the Parent or Parent Bank in this Agreement and no statement by the Parent, Parent Bank or their respective Subsidiaries by any executive officer thereof or other person contained in any document, certificate or other writing furnished by or on behalf of Parent to Company in connection with this Agreement or the Merger contains or will contain any untrue statement of material fact, or omits or will omit to state any material fact necessary to make it not misleading or to fully provide the information required to be provided in the document, certificate or other writing.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF COMPANY AND COMPANY BANK

Except as set forth in the Disclosure Schedule delivered by Company and Company Bank to Parent and Parent Bank prior to the date of execution hereof (“Company Disclosure Schedule”), Company and Company Bank represent and warrant to Parent and Parent Bank that all of the statements contained in this Article III are true as of the date of this Agreement (or, if made as of a specified date, as of such date).  For purposes of the representations and warranties of Company and Company Bank contained herein, disclosure in any section of the Company Disclosure Schedule of any facts or circumstances shall be deemed to be adequate response and disclosure of such facts or circumstances with respect to all representations or warranties by Company and Company Bank calling for disclosure of such information, whether or not such disclosure is specifically associated with or purports to respond to one or more of such representations or warranties, if it is reasonably apparent on the face of the Company Disclosure Schedule that such disclosure is applicable.  The inclusion of any information in any section of the Company Disclosure Schedule or other document delivered by Company and Company Bank pursuant to this Agreement shall not be deemed to be an admission or evidence of the materiality of such item, nor shall it establish a standard of materiality for any purpose whatsoever.

3.1          Organization.  Each of Company, Company Bank and their respective Subsidiaries (a) is a corporation duly organized (and in the case of Company Bank duly chartered), validly existing and in good standing under the laws of the State of California; (b) has all requisite corporate or other legal entity power and authority to carry on its business as it is now being conducted and to own the properties and assets it now owns; and (c) is duly qualified or licensed to do business and is in good standing in every jurisdiction in which such qualification and, if applicable, good standing is required.

3.2          Authorization and Enforceability.  Company and Company Bank have the requisite corporate power or the other legal entity power and authority to execute, deliver and perform its obligations pursuant to this Agreement and the transactions contemplated thereby.  The execution, delivery and performance by Company and Company Bank of this Agreement and the transactions contemplated thereby have been duly approved and authorized by the Boards of Directors of Company and Company Bank, and no other corporate action on the part of Company and Company Bank is necessary to authorize the execution, delivery and performance by Company and Company Bank of this Agreement and the transactions contemplated thereby.  This Agreement has been duly executed and delivered by Company and Company Bank and assuming due authorization, execution and delivery by Parent and Parent Bank, this Agreement constitutes the valid and binding obligation of each of them and is enforceable against each of them, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws or equitable principles or doctrines.

3.3          Articles of Incorporation and Bylaws. Company has previously furnished, or otherwise made available, to Parent a complete and correct copy of the Articles of Incorporation and Bylaws, each as amended to the date hereof, of Company, Company Bank and their respective Subsidiaries. Such Articles of Incorporation and Bylaws are in full force and effect as of the date hereof. Neither Company, Company Bank or their respective Subsidiaries is in violation of any of the provisions of its Articles of Incorporation or Bylaws in any material respect.

3.4          Consents and Approvals; No Violations.

(a)           None of the execution, delivery or performance of this Agreement by Company and Company Bank or the consummation by Company and Company Bank of the transactions contemplated by this Agreement require or will require any filing with, or notification, authorization, consent, order or approval of, or action by, any Governmental Entity except (i) the filing of reports by Company or its Affiliates under the Exchange Act, (ii) filings, permits, authorizations, consents and approvals as may be required under other applicable requirements of state securities or blue sky laws, (iii) the Required Regulatory Approvals, (iv) where failure to obtain such authorization, consent, order, approval or action or to make such filings or notification would not, individually or in the aggregate, either (A) have a Material Adverse Effect on Company or Company Bank or upon their ability to consummate the transactions contemplated or perform their obligations under this Agreement or (B) impede in any material respect or delay the consummation of the Closing, (v) as may be necessary as a result of the business or activities in which Company or Company Bank is or proposes to be engaged or as a result of any acts or omissions by, or the status of any facts pertaining specifically to, Company or any of its Affiliates, or (vi) as set forth in this Agreement regarding the amendment, merger or termination, as determined pursuant to the terms of this Agreement in Parent’s sole discretion, of any Company Benefit Plan prior or subsequent to the Effective Time.

(b)           Assuming that all consents, approvals, authorizations and other actions described in Section 3.2 and all Required Regulatory Approvals have been obtained, none of the execution, delivery or performance of this Agreement by Company and Company Bank or the consummation by Company and Company Bank of the transactions contemplated by this Agreement will (i) conflict with or result in any breach of any provision of the Articles of Incorporation or Bylaws or similar organizational document of Company or Company Bank, (ii) result in a material violation or material breach of, or constitute (with or without notice or lapse of time or both) a material default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Company, Company Bank or any of their Subsidiaries is a party or by which any of them or any of their respective properties or assets may be bound or (iii) violate in any material respect any Law applicable to Company, Company Bank or any of their Subsidiaries or any of their respective properties or assets.

3.5          Ownership and Possession of Shares.  Company is the record and beneficial owner of all the issued and outstanding shares of Company Bank and all other Subsidiaries of Company, free and clear of all Encumbrances whatsoever, except for any Encumbrances created by this Agreement and Encumbrances arising under the Securities Act or any applicable state securities laws.

3.6          Capitalization and Shareholders.

(a)           As of the date hereof, the authorized capital stock of Company consists of (i) 30,000,000 shares of Company Common Stock, of which 2,388,739 shares are issued and outstanding as of the date hereof, and (ii) 10,000,000 shares of preferred stock, no par value per share, of which none are issued and outstanding.  All of the issued and outstanding shares of Company Common Stock have been duly and validly authorized and issued, and are fully paid and non-assessable.  None of the outstanding shares of Company Common Stock has been issued in violation of any preemptive rights of current or past shareholders or are subject to any preemptive rights of the current or past shareholders of Company.  All of the issued and outstanding shares of Company Common Stock will be entitled to vote to approve this Agreement and the Merger.

(b)           Company has shares of Company Common Stock reserved for issuance under the Company stock option plans identified in Section 3.6(b) of the Company Disclosure Schedule (collectively, the “Company Stock Option Plan”) for the benefit of employees and directors of Company and the Company Subsidiaries, pursuant to which options covering shares of Company Common Stock are outstanding (the “Company Stock Options”).  Except as set forth on Section 3.6(b) of the Company Disclosure Schedule, there are no other shares of capital stock or other equity securities of Company or Company Bank outstanding and no other outstanding options warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of Company or Company Bank, or contracts, commitments, understandings, or arrangements by which Company or Company Bank is or may be bound to issue additional shares of its capital stock or options, warrants, or rights to purchase or acquire any additional shares of its capital stock.  There are no outstanding phantom stock rights or awards.  Section 3.6(b) of the Company Disclosure Schedule sets forth the name of the holder of each Company Stock Option and the date of grant of, number of shares represented by, exercise price, vesting schedule, and expiration of, each Company Stock Option.

3.7          Subsidiaries and Affiliates.  Section 3.7 of the Company Disclosure Schedule sets forth a complete list of all Company or Company Bank Subsidiaries.  All the outstanding capital stock of each Company or Company Bank Subsidiary is owned directly by Company or Company Bank, in each case free and clear of all Encumbrances and is duly authorized, validly issued, fully paid and nonassessable.  Except as set forth on Section 3.7 of the Company Disclosure Schedule and except for ownership of 9,716 shares of capital stock of the Federal Home Loan Bank of San Francisco, 400 shares of capital stock of Pacific Coast Bankers’ Bancshares, $580,000 par value and $450,000 par value preferred shares of Federal National Mortgage Association, and $500,000 par value preferred shares of the Federal Home Loan Mortgage Corporation, neither Company nor Company Bank owns, directly or indirectly, any capital stock or other ownership interests, or has any obligations to acquire any capital stock or other ownership interest, in any corporation, partnership, joint venture or other entity that is not a Subsidiary of Company or Company Bank.

3.8          Company Financial Statements; Material Changes.

(a)           True and complete copies of Company’s consolidated audited financial statements as of the Balance Sheet Date and its subsequent quarter end unaudited interim financial statements have been made available to Parent.  The audited financial statements and unaudited interim financial statements (“Company Financial Statements”) (i) have been prepared in accordance with the books of account and other financial records of Company and Company Bank, (ii) have been prepared in accordance with GAAP applied on a consistent basis (except as stated in the notes thereto) and (iii) on that basis, fairly presented, in all material respects, the consolidated financial position and the consolidated results of operations and cash flows of Company and Company Bank as of the dates and for the periods referred to therein, subject, in the case of the unaudited interim financial statements, to normal recurring year-end adjustments.  Other than as set forth in the audited financial statements or the notes thereto, there are no entities, including any special purpose entities, limited purpose entities or qualified special purpose entities, in which Company or Company Bank has an economic or management interest.

(b)           All of the liabilities of a nature that are required to be included in a consolidated balance sheet prepared in accordance with GAAP or in the notes thereto have, in the case of Company and Company Bank, been reflected or disclosed in the audited financial statements as of the Balance Sheet Date, except for liabilities (contingent or otherwise) (a) incurred since the Balance Sheet Date in the ordinary course of business including pursuant to contracts entered into in the ordinary course of business, (b) in connection with the transactions contemplated hereby including with respect to expenses of Company’s accountants, attorneys or investment bankers or (c) as would not reasonably be likely to be, individually or in the aggregate, material to Company and Company Bank, taken as a whole.

3.9          Company Reports.

(a)           Company and Company Bank have filed, and will continue to file, all reports and statements, together with any amendment required to be made with respect thereto, that it has, or will be, required to file with the SEC, the Bank Regulators and other applicable regulatory authorities (except filings which are not material to Company and Company Bank considered as a whole).  As of their respective dates (and without giving effect to any amendments or modifications filed after the date of this Agreement with respect to reports and documents filed before the date of this Agreement), each of such reports and documents, including the financial statements, exhibits and schedules thereto, complied or will comply in all material respects with all of the statutes, rules and regulations enforced or promulgated by the authority with which they were filed and, in the case of documents filed with the SEC, did not or will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.  Other than normal examinations conducted by the IRS, state and local taxing authorities, or the Bank Regulators in the regular course of the business of Company and Company Bank, no Governmental Entity has initiated any proceeding or, to the Knowledge of Company or Company Bank, investigation into the business or operations of Company, or Company Bank since January 1, 2003.  There is no unresolved violation or exception by the Bank Regulators, the SEC or other Governmental Entity that would reasonably be expected to result in a Material Adverse Effect on Company or Company Bank.  In addition, Company has delivered or made available to Parent copies of all management or other letters delivered to Company or Company Bank by their independent accountants in connection with the audit of any of the Company’s financial statements or by such accountants or any consultant regarding the internal controls or internal compliance procedures and systems of Company or Company Bank issued at any time since January 1, 2003, and will request that their independent accountants make available for inspection by Parent or its representatives, at such times and places as Parent may reasonably request, reports and working papers produced or developed by such accountants or consultants.  Company and Company Bank have no liabilities (whether accrued, contingent, or otherwise) that are not disclosed on the Company Financial Statements, other than liabilities which would not have a Material Adverse Effect, and there have been no problems with Company’s or Company Bank’s internal controls or internal compliance procedures and systems known to Company or Company Bank or identified by accountants or consultants that as of the date hereof remain uncorrected.

(b)           Company has filed through the public EDGAR database of the SEC, each report, schedule, registration statement and definitive proxy statement that it was or will be required to file with the SEC pursuant to the Securities Act or the Exchange Act (other than reports filed pursuant to Section 13(g) of the Exchange Act), since January 1, 2003 (as such documents have since the time of their filing been amended, the “Company SEC Reports”).  As of their respective dates of filing with the SEC, the Company SEC Reports complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company SEC Reports, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c)           None of the information supplied or to be supplied by Company or Company Bank, or relating to Company or Company Bank and approved by Company or Company Bank, which is included or incorporated by reference in (i) the Registration Statement to be filed with the SEC by Parent in connection with the issuance of shares of Parent Common Stock in the Merger (including the Joint Proxy Statement/Prospectus) will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; (ii) the Joint Proxy Statement/Prospectus and any amendment or supplement thereto will, at all times from the date of mailing to shareholders of Company through the date of the meeting of shareholders of Company to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and (iii) the applications and forms to be filed with securities or “blue sky” authorities, self regulatory authorities, or any Governmental Entity in connection with the Merger, the issuance of any shares of Parent Common Stock in connection with the Merger, or any Requisite Regulatory Approvals will, at the time filed or at the time they become effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.  The Joint Proxy Statement/Prospectus (except that Company makes no representations or warranties relating to such portions thereof that relate only to Parent and its Subsidiaries) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

(d)           Neither Company nor any Company Subsidiary is under any obligation, contingent or otherwise, by reason of any agreement to register any of its securities under the Securities Act.

3.10        Absence of Certain Changes.  Since the Balance Sheet Date, to the Knowledge of Company and Company Bank, no event, change or circumstance has occurred that would (i) have a Material Adverse Effect on Company or Company Bank or (ii) be likely to materially impede or delay the ability of Company or Company Bank to perform its obligations under this Agreement or to consummate the transactions contemplated thereby.

3.11        Litigation.  Except as set forth in Section 3.11 of the Company Disclosure Schedule, there is no suit, action, investigation or proceeding, legal, quasi-judicial, administrative or otherwise, pending or, to the Knowledge of Company and Company Bank, threatened, against Company, Company Bank, any other Subsidiary of Company, or any of their respective officers, directors, employees or agents (in their capacities as such), nor is there any judgment, decree, injunction or order of any Governmental Entity outstanding against Company, Company Bank or any other Subsidiary of Company.

3.12        Licenses.  Company and the Company Subsidiaries hold all licenses, certificates, permits, franchises and all patents, trademarks, service marks, trade names, copyrights or right thereto, and required authorizations, approvals, consents, licenses, clearances and orders or registrations with all appropriate federal, state or other authorities that are material to the conduct of their respective businesses as now conducted and as presently proposed to be conducted.

3.13        Taxes.

(a)           Company and the Company Subsidiaries have each timely filed all tax and information returns required to be filed and have paid (or Company has paid on behalf of its Subsidiaries), or have accrued on their respective books and set up an adequate reserve for the payment of, all taxes reflected on such returns as required to be paid in respect of the periods covered by such returns and have accrued on their respective books and set up an adequate reserve for the payment of all income and other taxes anticipated to be payable in respect of periods through the end of the calendar month next preceding the date hereof.  Neither Company nor any Company Subsidiary is delinquent in the payment of any tax, assessment or governmental charge.  No deficiencies for any taxes have been proposed, asserted or assessed against Company or any Company Subsidiary that have not been resolved or settled and no requests for waivers of the time to assess any such tax are pending or have been agreed to.  Neither Company nor any Company Subsidiary is a party to any action or proceeding by any Governmental Entity for the assessment or the collection of taxes.  Deferred taxes of Company and the Company Subsidiaries have been accounted for in accordance with GAAP.

(b)           Company has not filed any consolidated federal income tax return with an “affiliated group” within the meaning of Section 1504 of the Code where Company was not the common parent of the group.  Neither Company nor any Company Subsidiary is, or has been, a party to any tax allocation agreement or arrangement pursuant to which it has any contingent or outstanding liability to anyone other than Company or any Company Subsidiary.  Neither Company nor any Company Subsidiary is required to include in income any adjustment pursuant to Section 481(a) of the Code and no such adjustment has been proposed by the IRS.

(c)           Company and the Company Subsidiaries have each withheld amounts from its employees, shareholders, or holders of public deposit accounts in compliance with the tax withholding provisions of applicable federal, state and local laws, have filed all federal, state and local returns and reports for all periods for which such returns or reports would be due with respect to income tax withholding, social security, unemployment taxes, income and other taxes and all payments or deposits with respect to such taxes have been timely made.

(d)           Neither Company, Company Bank nor any of their respective Subsidiaries or any affiliates thereof has taken or agreed to take any action, and it has no Knowledge of any fact or circumstance, that is reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(e)           Neither Company, Company Bank nor any of their respective Subsidiaries has been a party to any distribution occurring during the last five (5) years in which the parties to such distribution treated the distribution as one to which Section 355 of the Code applied.

3.14        Insurance.  Company and Company Bank maintain insurance with insurers which in the judgment of management of Company are sound and reputable on their respective assets and upon their respective businesses and operations against loss or damage, risks, hazards and liabilities as in their judgment they deem appropriate.  All material claims under all policies of insurance maintained by Company and Company Bank have been filed in due and timely fashion.  Each of Company and Company Bank has taken all requisite action (including without limitation the making of claims and the giving of notices) pursuant to its directors’ and officers’ liability insurance policy or policies in order to preserve all rights thereunder with respect to all matters (other than matters arising in connection with this Agreement and the transactions contemplated hereby) occurring prior to the Effective Time.  Section 3.14 of the Company Disclosure Schedule includes a complete list of each policy of insurance maintained by Company or Company Bank.

3.15        Loans; Investments.

(a)           The outstanding loans, including guarantees thereon, originated by Company Bank have been documented in all material respects in accordance with the policies of Company Bank and all loans purchased by or participated in by Company Bank are documented in a manner in all material respects consistent with such policies except in each case for deviations in such policies that would not adversely affect Company Bank’s ability to collect such loans.

(b)           All interest rate swaps, caps, floors and option agreements and other interest rate risk management arrangements to which Company or any Company Subsidiary is a party or by which any of their properties or assets may be bound were entered into in the ordinary course of business and, to the Knowledge of Company and Company Bank, in accordance with then-customary practice and applicable rules, regulations and policies of bank regulatory authorities and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations and are in full force and effect.

(c)           Except for pledges to secure public and trust deposits, none of the investments reflected in the Company audited financial statements dated as of the Balance Sheet Date under the heading “Investment Securities,” and none of the investments made by Company and Company Bank since the Balance Sheet Date, is subject to any restriction, whether contractual or statutory, which materially impairs the ability of Company or Company Bank to freely dispose of such investment at any time, other than those restrictions imposed on securities held for investment under GAAP.  With respect to all material repurchase agreements to which Company or Company Bank is a party, Company or Company Bank has a valid, perfected first lien or security interest in the government securities or other collateral securing each such repurchase agreement, and the value of the collateral securing each such repurchase agreement equals or exceeds the amount of the debt secured by such collateral under such agreement.  Except for a transaction involving less than $50,000, neither Company nor Company Bank has sold or otherwise disposed of any assets in a transaction in which the acquiror of such assets or other person has the right, either conditionally or absolutely, to require Company or Company Bank to repurchase or otherwise reacquire any such assets.  Set forth in Section 3.15 of the Company Disclosure Schedule is a complete and accurate list of each investment and debt security, mortgage-backed and related securities, marketable equity securities and securities purchased under agreements to resell owned by Company or Company Bank.

(d)           As of the Balance Sheet Date, Company Bank is not a party to any loan agreement, note or borrowing arrangement, which, to the Knowledge of Company and Company Bank, violates in any material respect any applicable Law.

3.16        Allowance for Possible Loan Losses.

(a)           Company Bank’s ALLL, as reflected on the Company Financial Statements, has been calculated in compliance with GAAP and Company Bank’s existing methodology for determining the adequacy of its ALLL, applied consistently.

(b)           Section 3.16(b) of the Company Disclosure Schedule includes a list of all Nonperforming Assets (as defined below) and all troubled debt restructurings (as defined under GAAP) as reflected on the books of Company Bank.  “Nonperforming Assets” means (i) all loans and leases that have been classified “Special Mention,” “Substandard,” “Doubtful,” “Loss” or the equivalent thereof by Company Bank, Company Bank’s outside auditors or any regulatory authority, and (ii) all assets classified as OREO and other assets acquired through foreclosure or repossession.

3.17        Personnel and Benefits.  Company has disclosed on the Company Disclosure Schedule each and every Benefit Plan of Company and Company Bank.  For each Company Benefit Plan, fund or arrangement disclosed or required to be disclosed on Company Disclosure Schedule Section 3.17, each of the following is true.

(a)           All material obligations of Company and Company Bank for payment to trusts or other funds or to any governmental entity or to any individual, director, officer, employee or agent (or his or her heirs, legatees or legal representatives) with respect to compensation, vacation, holiday pay, bonuses and other forms of compensation, unemployment compensation benefits, Company Benefit Plans or social security benefits have been paid when due or properly accrued for the periods covered thereby on the Company Financial Statements.

(b)           Company and Company Bank have materially complied with all applicable federal and state statutes and regulations which govern workers’ compensation, equal employment opportunity and equal pay, including, but not limited to, all civil rights laws, Presidential Executive Order 1124, the Fair Labor Standards Act of 1938, as amended, and the Americans with Disabilities Act.

(c)           There are no unfair labor practice complaints, strikes, slowdowns, stoppages or other controversies pending or, to the Knowledge of Company or Company Bank, any attempts to unionize or controversies threatened between Company or Company Bank and any of their employees that are likely to have a Material Adverse Effect on Company, Company Bank or its Affiliates taken as a whole.

(d)           Company and Company Bank are not now nor in the past were a party to any collective bargaining agreement with respect to any of their employees.

(e)           Except as identified on Company Disclosure Schedule 3.17, Company and Company Bank are not parties to any oral or written employment contracts, salary continuation agreements, supplemental employment retirement agreements, or other change in control benefits with any of its officers or employees, and there are no understandings with respect to the employment of any officer or employee of Company or Company Bank which are not terminable by Company without liability on not more than thirty (30) days’ notice.  No payments required to be made by Company or Company Bank under any employment contracts, salary continuation agreements, supplemental employment retirement agreements, or other change in control benefits with any of its officers or employees shall be an “excess parachute payment” under Section 280G of the Code.  All agreements or Benefit Plans listed on Company Disclosure Schedule 3.17 that are nonqualified deferred compensation plans within the meaning of or otherwise subject to the requirements of Code Section 409A have been operated in compliance with and have been timely amended or will be amended prior to the Closing to comply with Section 409A and applicable regulations.

(f)            Except as set forth in the Company Benefit Plans, Company and Company Bank are under no obligation to provide health or welfare benefits to present or future retirees or other former employees, directors or their dependents (other than rights under Section 4980B of the Code or section 601 of ERISA or similar state laws).  As to each such obligation, if any, Company shall provide to Parent information as to the number of current and vested future retirees, other former employees or directors and dependents entitled to such coverage and their ages, and the present value of any benefits to be provided thereto on Company Disclosure Schedule Section 3.17.

(g)           True and complete copies of each Company Benefit Plan, or similar benefit arrangement, including amendments thereto, have been previously delivered or made available to Parent, together with (i) all trust agreements regarding plan assets with respect to each Company Benefit Plan, (ii) a true and complete copy of the annual reports for the most recent three years (Form 5500 Series including applicable schedules) prepared in connection with each Company Benefit Plan, if applicable, (iii) if applicable, a copy of the most recent summary plan description of each Company Benefit Plan, together with any modifications thereto if applicable, and (iv) a copy of the most recent favorable determination letter or opinion, notification or advisory letter from the Internal Revenue Service for each Company Benefit Plan which is intended to be qualified under Section 401(a) of the Code.

(h)           Except as would not have an Adverse Material Effect on Company or Company Bank, all required notices, reports and descriptions (including Form 5500 annual reports, summary annual reports, summary plan descriptions, and amendments thereof) have been timely filed and distributed as required by ERISA and the Code to each employee, participant or beneficiary entitled thereto for each Company Benefit Plan.  To the Knowledge of Company and Company Bank, all such filings, as amended, were complete and accurate in all material respects as of the dates of such filings.

(i)            For each Company Benefit Plan which is an employee welfare benefit plan (within the meaning of ERISA section 3(1)), the following is true:

(i)            Each that is a group health plan as such term is defined in Code section 5000(b)(l) complies and has complied in all material respects with any applicable requirements of sections 601 through 608 of ERISA or section 4980B of the Code governing continuation coverage requirements for employee-provided group health plans.

(ii)           No such plan is a voluntary employees’ beneficiary association within the meaning of Code Section 501(c)(9).

(j)            No Company Benefit Plan is a “multiemployer plan” as defined in section 3(37) of ERISA or a “multiple employer plan” as provided for in Code section 413(c).

(k)           No Company Benefit Plan is subject to Title IV of ERISA.

(l)            Each Company Benefit Plan that is intended to be qualified under Code section 401(a) has received a determination letter or has reliance on an opinion, notification or advisory letter from the Internal Revenue Service and has been timely amended as required to maintain its tax qualified status since the date of the most recent determination letter or opinion, notification or advisory letter.

(m)          There is no pending or, to the Knowledge of Company or Company Bank, threatened litigation, audit by governmental agency or pending claim (other than routine benefit claims) with respect to any Company Benefit Plan or any fiduciary thereof in relation to such Benefit Plan.

(n)           To the Knowledge of Company and Company Bank, no action, whether formal or informal, is necessary or has been taken within the last five (5) years by the Company or Company Bank under any voluntary compliance programs sponsored by the Internal Revenue Service or the Department of Labor to correct any failure to comply with applicable tax Code qualification rules or with ERISA or applicable DOL regulations with respect to any Company Benefit Plan.

(o)           To the Knowledge of Company and Company Bank, except as disclosed in Section 3.17(o) of the Company Disclosure Schedule, all Company Benefit Plans (and their related trusts, insurance contracts or funds) are maintained, administered and operated in material compliance with their terms and with the requirements prescribed by any and all statutes, governmental or court orders, or governmental rules or regulations currently in effect, including but not limited to ERISA and the Code, applicable to such plans or arrangements.

3.18        Compliance with Environmental Laws.

(a)           The operations of Company and Company Bank comply in all material respects with all applicable Environmental Laws, and neither Company nor Company Bank is subject to any judicial or administrative proceedings alleging the violation of any Environmental Law.  Neither Company nor Company Bank has received written notice of any potential liability with respect to any federal, state, local or private investigation evaluating whether any remedial action is needed to respond to a release or threatened release of any Hazardous Substance into the environment.  Neither Company nor Company Bank is currently subject to any order, agreement or written directive of a Governmental Entity to conduct such investigation or remedial action, nor has Company or Company Bank agreed with a private party to conduct any such investigation or remediation.  “Hazardous Substance” means any pollutant, contaminant, petroleum or any fraction thereof, by-product, asbestos or asbestos-containing material, polychlorinated biphenyls, urea formaldehyde foam, or any solid, hazardous or infectious waste, or any other material identified or regulated pursuant to any Environmental Law.

(b)           With respect to the real property currently or formerly owned or currently leased by Company or Company Bank (“Company Entities Premises”) to the Knowledge of Company and Company Bank:  (x) no part of the Company Entities Premises has been used for the generation, manufacture, handling, storage or disposal of Hazardous Substances except in compliance in all material respects with all applicable Environmental Laws; (y) the Company Entities Premises do not contain any underground storage tanks; and (z) there are no conditions known to be present at any of the Company Entities Premises that are reasonably expected to give rise under any Environmental Law to any material liability on the part of Company or any Company Bank that individually or in the aggregate would or could be reasonably be expected to result in a Material Adverse Effect on Company or Company Bank.

3.19        Contracts and Commitments.

(a)           Section 3.19 of the Company Disclosure Schedule contains true, correct and complete lists of each of the following contracts and agreements of Company and Company Bank (such contracts and agreements being “Company Material Contracts”):

(i)            all contracts and agreements relating to indebtedness for borrowed money of Company or Company Bank to a third party that are in excess of $100,000, other than Derivative Instruments and contracts relating to the creation of deposit liabilities, repurchase agreements, purchase or sale of federal funds, and certificates of deposit entered into in the ordinary course of business consistent with past practice;

(ii)           all Company or Company Bank Regulatory Agreements;

(iii)          all contracts and agreements that materially limit or purport to materially limit the ability of Company or Company Bank to compete in any line of business or with any Person or in any geographic area or during any period of time;

(iv)          all contracts and agreements between or among Company or Company Bank, on the one hand, and Company or any Affiliate of Company (other than the Company and Company Bank), on the other hand; and

(v)           all contracts and agreements relating to equipment leases, information technology and hardware and software, that require or could be expected to require the payment, or the rendering of services, by Company Bank or any Company Bank Subsidiary, subsequent to the date of this Agreement, of more than $100,000 per annum, that have an unexpired term exceeding one year and that may not be canceled without liability or penalty upon 60 days’ notice.

(b)           Section 3.19(b) of the Company Disclosure Schedule contains a list of fees, salaries, bonuses and other forms of compensation including country club memberships, automobiles available for personal use and credit cards available for personal use, provided by Company or any Company Bank to any employee of Company or Company Bank employed by Company or Company Bank as of the date hereof, and any bonuses or commissions paid to such employees by Company or Company Bank in the immediately preceding fiscal year.

(c)           Section 3.19(c) of the Company Disclosure Schedule contains a list of all consulting, financial advisory, investment banking and professional services contracts to which Company or Company Bank is a party.

(d)           Section 3.19(d) of the Company Disclosure Schedule contains a list of each outstanding letter of credit and each commitment to issue a letter of credit in excess of $100,000 to which Company Bank is a party.

(e)           Section 3.19(e) of the Company Disclosure Schedule contains a list of each contract or agreement (not otherwise included in the Company Disclosure Schedule or specifically excluded therefrom in accordance with the terms of this Agreement) involving goods, services or occupancy and which has a term of one year or more and an annual value of at least $100,000 with any other Person for the purpose of marketing products or services other than products or services sold by Company Bank, including but not limited to:

(i)            each agreement of guaranty or indemnification running to any person;

(ii)           each agreement with respect to any license, permit and similar matter that is necessary to the operations of Company Bank or Company Bank Subsidiary;

(iii)          each mortgage forward commitment and similar agreement pursuant to which Company or Company Bank sells to others mortgages which it originates;

(iv)          as of March 31, 2008, each contract relating to the purchase or sale of financial or other futures, or any put or call option relating to cash, securities or commodities and each interest rate swap agreement or other agreement relating to the hedging of interest rate risks (the “Derivative Instruments”); and

(v)           each contract or agreement (with the exception of the Federal National Mortgage Association or Federal Home Loan Mortgage Corporation’s Company’s Guide), including each contract or agreement pursuant to which Company or Company Bank has sold, transferred, assigned or agreed to service any loan, which provides for any recourse or indemnification obligation on the part of Company or Company Bank.

(f)            Section 3.19(f) of the Company Disclosure Schedule contains a list of all bank-owned life insurance policies insuring the life of any current or former officer, employee or director of Company Bank and naming Company or Company Bank as the beneficiary in the event of the death of the insured officer, employee or director.

(g)           There is not and, to the Knowledge of Company and Company Bank, there has not been claimed or alleged by any Person, with respect to any Material Contract, any existing default or event that, with notice or lapse of time or both, would constitute a default or event of default on the part of the Company or Company Bank, except such defaults, events of default and other events that would not have, individually or in the aggregate, a Material Adverse Effect on Company or Company Bank.

3.20        Property and Assets.

(a)           Company and Company Bank have good title to, or a valid lease, license or right to use, all assets, properties and rights used by them except as would not have, individually or in the aggregate, a Material Adverse Effect on Company or Company Bank.  Those real and other tangible properties purported to be owned by any of Company or Company Bank are held free and clear of all Encumbrances other than (i) Encumbrances for Taxes not yet due and payable, (ii) mechanics’, materialmen’s, carriers’, workers’, repairers’, landlords’ and similar Encumbrances arising or incurred in the ordinary course of business, (iii) zoning, entitlement, building and other land use regulations that are not violated by current occupancy or use, (iv) customary covenants, conditions, restrictions, easements and similar restrictions of record affecting title that do not impair current occupancy or use and (v) other liens which do not materially interfere with Company’s or Company Bank’s use of the applicable property or materially detract from or diminish the value thereof (clauses (i) through (v) being “Company Permitted Encumbrances”).  All material tangible assets owned or leased by Company Bank or any Company Bank Subsidiary are in satisfactory operating condition for the uses to which they are being put, subject to ordinary wear and tear and ordinary maintenance requirements.

(b)           Company and Company Bank beneficially hold all assets, properties and rights used by Company and Company Bank in the conduct of the business of Company and Company Bank.

(c)           Set forth on Section 3.20(c) of the Company Disclosure Schedule is an accurate list and general description of all real property owned (“Company Real Property”) or leased by Company or Company Bank, including Other Real Estate Owned (“OREO”).

3.21        Insider Interests.  All outstanding loans and other contractual arrangements (including deposit relationships) between Company or Company Bank and any officer, director or employee of Company or Company Bank conform to the applicable rules and regulations and requirements of all applicable regulatory agencies which were in effect when such loans and other contractual arrangements were entered into.  No officer, director or employee of Company or Company Bank has any material interest in any property, real or personal, tangible or intangible, used in or pertaining to the business of Company or Company Bank.

3.22        Legal and Regulatory Compliance.

(a)           The businesses of Company Bank, Company and their Subsidiaries are not being conducted in violation of any law, ordinance or regulation of any Governmental Entity, including any laws affecting financial institutions (including those pertaining to the investment of funds, the lending of money, the collection of interest and the extension of credit), federal and state securities laws, laws and regulations relating to financial statements and reports, anti-money laundering, bank secrecy, truth-in-lending, truth-in-savings, usury, fair credit reporting, consumer protection, occupational safety, fair employment practices, fair labor standards and all other laws and regulations relating to employees and employee benefits, and any statutes or ordinances or other laws or regulations relating to the respective businesses conducted or the properties occupied or used by Company Bank, Company or any Subsidiary of Company and Company Bank, except (i) that the representations in this section with respect to employee benefits shall be limited to the Knowledge of Company and Company Bank, (ii) for possible violations which either individually or in the aggregate do not and would not reasonably be likely to materially impede or delay the ability of Company or Company Bank to perform its obligations under the Agreement or consummate the transactions contemplated thereby, and (iii) for possible violations which either individually or in the aggregate do not and would not reasonably be likely to have a Material Adverse Effect on Company, Company Bank or any of their Subsidiaries.

(b)           No investigation or review by any Bank Regulator or Governmental Entity with respect to Company Bank, Company or any Subsidiary of Company and Company Bank is pending or, to the Knowledge of Company Bank and Company, threatened, nor have any Bank Regulator or Governmental Entity indicated to Company Bank, Company or any Subsidiary of Company and Company Bank an intention to conduct the same, other than normal regulatory examinations and other investigations or reviews the outcome of which would not reasonably be likely to materially impede or delay the ability of Company or Company Bank to perform its obligations under the Agreement or consummate the transactions contemplated thereby.

(c)           Neither Company nor Company Bank has any formal or informal agreements, arrangements or understanding with any Bank Regulator or Governmental Entity that would materially impede or delay the ability of Company or Company Bank to obtain any Required Regulatory Approvals or to consummate the transactions contemplated thereby.

(d)           Neither Company nor Company Bank is subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by any Bank Regulator that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its credit policies, its management or its business (each, a “Company Bank Regulatory Agreement”), nor has Company or Company Bank been advised in writing by any Bank Regulator that such Bank Regulator is considering issuing or requesting any such Company Bank Regulatory Agreement.

(e)           Company Bank and Company are in substantial compliance with the applicable provisions of the CRA and the regulations promulgated thereunder.  As of the date of this Agreement, neither Company Bank nor Company has been advised of the existence of any fact or circumstance or set of facts or circumstances which, if true, would cause Company Bank or any of its Subsidiaries to fail to be in substantial compliance with such provisions.  Company Bank’s most recent CRA rating is “satisfactory” or better.

3.23        Brokers and Finders.  Except as set forth in the agreement with Sandler O’Neill + Partners, L.P. dated December 4, 2007 (which agreement has not been amended since such date), a copy of which has previously been provided to Parent, neither Company nor Company Bank has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finders’ fees, and no other broker or finder has acted directly or indirectly for Company or Company Bank in connection with this Agreement or the transactions contemplated hereby.

3.24        Fairness Opinion.  Company has received from Sandler O’Neill + Partners, L.P., dated as of the date of this Agreement, a fairness opinion to the effect that the Merger Consideration is fair to the holders of Company Common Stock from a financial point of view.

3.25        Regulatory Approvals and Other Conditions.  To the Knowledge of Company and Company Bank, there is no reason relating specifically to Company or any Company Subsidiary why (a) the Required Regulatory Approvals should not be granted, (b) the Required Regulatory Approvals should be subject to a condition which would differ from conditions customarily imposed by such regulatory authorities in orders approving acquisitions of the type contemplated hereby or (c) any of the conditions precedent as specified in Article VI hereof to the obligations of any of the parties under this Agreement to consummate the transactions contemplated thereby are unlikely to be fulfilled within the applicable time period or periods required for satisfaction of such condition or conditions.

3.26        Corporate Records.  The corporate record books, transfer books and stock ledgers of Company and Company Bank are complete and accurate in all material respects and reflect all meetings, consents and other material actions of the organizers, incorporators, shareholders, Boards of Directors and committees of the Boards of Directors of each, and all transactions in their respective capital stocks, since their respective inceptions.

3.27        Undisclosed Liabilities.  Except for liabilities incurred in the ordinary course of business, liabilities reflected in the Company’s Annual Report on Form 10-K for the year ended December 31, 2007, and liabilities that would not be reasonably expected to have a Material Adverse Effect on Company or Company Bank, since the Balance Sheet Date, neither Company nor any Company Subsidiary has incurred any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise that, if incurred prior to the Balance Sheet Date, would have been required by GAAP to be recognized or disclosed on the Company Financial Statements on such date.

3.28        Impediments to Performance.  Neither Company nor any of its Subsidiaries has taken or agreed to take any action, or has Knowledge of any fact or circumstance not known to Parent, that would materially impede or delay the consummation of the transactions contemplated by this Agreement or the ability of the parties to obtain any Regulatory Approval or to perform their covenants and agreements under this Agreement.

3.29        Trust Business.  Neither Company nor any of its Subsidiaries is licensed to engage in the trust business or serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor for any fiduciary accounts.

3.30        Anti-takeover Provisions Inapplicable.  To the Knowledge of Company and Company Bank, no “business combination,” “moratorium,” “control share” or other state anti-takeover statute or regulation, (a) applies to the Merger, the Bank Merger or the Company Shareholder Agreements, (b) prohibits or restricts the ability of Company or Company Bank to perform their obligations under this Agreement or the ability of them to consummate the Merger or the Bank Merger, (c) would have the effect of invalidating or voiding this Agreement, any of the Company Shareholder Agreements or any provisions hereof or thereof, or (d) would subject Parent or Parent Bank to any material impediment or condition in connection with the exercise of any of its rights with respect to the Merger or any Company Shareholder Agreement.  Neither Company nor Company Bank has adopted a shareholders rights or similar plan.

3.31        Disclosure.  No representation or warranty by the Company or Company Bank in this Agreement and no statement by the Company, Company Bank or their respective Subsidiaries by any executive officer thereof or other person contained in any document, certificate or other writing furnished by or on behalf of Company to Parent in connection with this Agreement or the Merger contains or will contain any untrue statement of material fact, or omits or will omit to state any material fact necessary to make it not misleading or to fully provide the information required to be provided in the document, certificate or other writing.

ARTICLE IV
COVENANTS OF COMPANY AND COMPANY BANK

4.1          Conduct of Business in Ordinary Course.  Except as contemplated by this Agreement, except as set forth in the Company Disclosure Schedule, except as required by applicable Law and except as may be consented to in writing by Parent Bank, Company and Company Bank shall use commercially reasonable efforts to provide that, after the date hereof and prior to the Closing Date:

(a)           the business of the Company and Company Bank shall be conducted in the same manner as heretofore conducted and only in the ordinary course;

(b)           (i)  neither the Company nor Company Bank shall amend its Articles of Incorporation or Bylaws or similar organizational documents and (ii) neither the Company nor Company Bank shall (A) issue, sell, transfer, pledge, dispose of or encumber any shares of any class or series of its capital stock, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of any class or series of its capital stock, (B) declare, set aside or pay any cash or non-cash dividend or any other distribution payable in stock or property with respect to any shares of any class or series of its capital stock, (C) split, combine or reclassify any shares of any class or series of its stock or (D) except with respect to securities of wholly owned Subsidiaries of the Company, redeem, purchase or otherwise acquire directly or indirectly any shares of any class or series of its capital stock, or any instrument or security which consists of or includes a right to acquire such shares;

(c)           neither Company nor Company Bank shall (i) grant any increase in the salary or wages payable or to become payable to directors, officers or employees (except (A) as required by law, (B) to the extent required under any Company Benefit Plan or (C) for ordinary and normal increases consistent with past practices); or (ii) pay or agree to pay or accrue any bonus (except (A) as required by law, (B) to the extent required under any Company Benefit Plan, or (C) in the ordinary course of business, consistent with past practices); or (iii) enter into or adopt any Benefit Plan or modify or make any change in any Company Benefit Plan that would materially increase the obligations  to Company Bank Employees thereunder except as required by law;

(d)           neither the Company nor Company Bank shall adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other corporate reorganization of the Company or Company Bank or, outside of the ordinary course of business, shall acquire an interest in any Person or a substantial portion of the assets or business of any Person or any division or line of business thereof (other than in connection with foreclosures), or, outside of the ordinary course of business, otherwise acquire any material assets (other than in connection with foreclosures);

(e)           neither the Company nor Company Bank shall change in any material respect any of the accounting methods used by it unless required or permitted by applicable GAAP or any Bank Regulators;

(f)            neither the Company nor Company Bank shall acquire any real property or become legally committed to any new capital expenditure requiring expenditures after the execution of this Agreement in excess of $100,000 in the aggregate, except for expenditures pursuant to projects consistent with the capital expenditure budget of the Company Bank;

(g)           except in the ordinary course of business, neither the Company nor Company Bank shall transfer, sell, lease, license, mortgage or create an Encumbrance upon (other than Company Permitted Encumbrances) any of their respective assets or properties with a book value in excess of $100,000 in the aggregate or in a transaction that is not arms-length;

(h)           neither Company nor Company Bank shall knowingly take, or knowingly agree to or commit to take, any action that would result in any of the conditions to the Closing set forth in Article VI not being satisfied;

(i)            neither Company nor Company Bank shall, except by way of (i) creation of deposit liabilities, (ii) entering into repurchase agreements with a term of less than one year, (iii) purchases or sales of federal funds with a term of less than one year, and (iv)  sales of certificates of deposit or otherwise in the ordinary course of business consistent with past practice, (A) incur any indebtedness for borrowed money, except Federal Home Loan Bank borrowings, in an amount in excess of $50,000 individually or $100,000 in the aggregate, (B) assume, or guarantee the obligations of any other Person in an amount in excess of $50,000 individually or $100,000 in the aggregate or (C) except in the ordinary course of business, cancel, release, assign, or modify any indebtedness of any other Person owed to the Company Bank or any Subsidiary in an amount of such cancellation, release, assignment or modification in excess of $50,000 individually or $100,000 in the aggregate; and

(j)            neither Company nor Company Bank shall enter into, modify or extend any agreement, contract or commitment outside of the ordinary course of business or having a term in excess of one year and involving an expenditure in excess of $100,000, other than letters of credit, loan agreements, deposit agreements and other lending, credit and deposit documents made or incurred in the ordinary course of business and expenditures pursuant to projects consistent with the capital expenditure budget of Company Bank, and neither Company nor Company Bank shall knowingly and willfully commit any act or knowingly and willfully fail to commit any act which will cause a material breach of any Material Contract.

Notwithstanding anything in this Section 4.1 or anywhere else in this Agreement to the contrary, but provided that such actions comply with applicable laws, rules and regulations, in the event that the OREO Property is sold prior to the Effective Time and the net proceeds of sale (including, without limitation, deductions for all related costs such as broker fees, legal fees, and title and transfer fees and costs) is greater than $1,600,000, Company Bank may use such excess amount as it deems appropriate.

4.2          Certain Actions.

(a)           Neither Company nor any of its Subsidiaries (i) shall solicit, initiate, participate in discussions of, or encourage or take any other action to facilitate (including by way of the disclosing or furnishing of any information that it is not legally obligated to disclose or furnish) any inquiry or the making of any proposal relating to any Acquisition Proposal (as defined below) with respect to itself or any of its Subsidiaries or (ii) shall (A) solicit, initiate, participate in discussions of, or encourage or take any other action to facilitate any inquiry or proposal, or (B) enter into any agreement, arrangement, or understanding (whether written or oral) regarding any proposal or transaction providing for or requiring it to abandon, terminate or fail to consummate the transactions contemplated by this Agreement, or any of its Subsidiaries under any of the instances described in this clause.  Company and Company Bank shall immediately instruct and otherwise use their best efforts to cause their directors, officers, employees, agents, advisors (including, without limitation, any investment banker, attorney, or accountant retained by it or any of its Subsidiaries), consultants and other representatives to comply with such prohibitions.  Company and Company Bank shall immediately cease and cause to be terminated any existing activities, discussions, or negotiations with any parties conducted heretofore with respect to such activities.  Notwithstanding the foregoing, in the event Company receives an unsolicited bona fide Acquisition Proposal (as defined below) and Company’s Board of Directors concludes in good faith that such Acquisition Proposal constitutes or is reasonably likely to result in a Superior Proposal (as defined below), Company may, and may permit its Subsidiaries and its and their representatives to, take any action described in this Section 4.2 to the extent that the Board of Directors of Company concludes in good faith (after receipt of advice from its legal counsel) that failure to take such actions would more likely than not result in a violation of its fiduciary duties under applicable law.  Prior to providing any nonpublic information permitted to be provided pursuant to this Section 4.2, Company shall have entered into a confidentiality agreement with such third party on terms no less favorable to Company than the Confidentiality Agreement dated March 14, 2008 entered into between Company and Parent.  Company will promptly advise Parent following receipt of any Acquisition Proposal of the substance thereof (including the identity of the person making such Acquisition Proposal), and will keep Parent apprised of any related developments, discussions and negotiations (including the terms and conditions of the Acquisition Proposal) on a current basis.

(b)           “Acquisition Proposal” means, with respect to Company, any of the following (other than the Merger): (i) a merger or consolidation, or any similar transaction of any company with either Company or any Subsidiary of Company, (ii) a purchase, lease or other acquisition of substantially all of the assets of either Company or Company Bank, (iii) a purchase or other acquisition of “beneficial ownership” by any “person” or “group” (as such terms are defined in Section 13(d)(3) of the Exchange Act) (including by way of merger, consolidation, share exchange, or otherwise) which would cause such person or group to become the beneficial owner of securities representing 25% or more of the voting power of either Company or any Subsidiary of Company, (iv) a tender or exchange offer to acquire securities representing 25% or more of the voting power of Company, (v) a public proxy or consent solicitation made to shareholders of Company seeking proxies in opposition to any proposal relating to any of the transactions contemplated by this Agreement, (vi) the filing of an application or notice with the Federal Deposit Insurance Corporation or any other Bank Regulators (which application has been accepted for processing) seeking approval to engage in one or more of the transactions referenced in clauses (i) through (iv) above, or (vii) the making of a bona fide offer to the Board of Directors of Company or Company Bank by written communication, that is or becomes the subject of public disclosure, to engage in one or more of the transactions referenced in clauses (i) through (v) above.

(c)           “Superior Proposal” means any bona fide written Acquisition Proposal which the Board of Directors of Company concludes in good faith to be more favorable from a financial point of view to its shareholders than the Merger and the other transactions contemplated by this Agreement, (i) after receiving the advice of its financial advisor (who shall be a regionally recognized investment banking firm), (ii) after taking into account the likelihood of consummation of such transaction on the terms set forth therein (as compared to, and with due regard for, the terms herein) and (iii) after taking into account all legal (after receipt of advice from its legal counsel), financial (including the financing terms of any such proposal), regulatory and other aspects of such proposal and any other relevant factors permitted under applicable Laws.

4.3          Loan Loss Reserve.  After the date of this Agreement through the Effective Time, Company shall maintain an ALLL which is adequate to provide for all known and reasonably expected losses on loans, leases and other extensions of credit outstanding and other inherent risks in Company’s portfolio of loans and leases in accordance with GAAP and applicable regulatory accounting principles and banking laws and regulations.  Prior to the Effective Time, Company Bank shall increase its ALLL by no less than $4,500,000 or as otherwise reasonably requested by Parent Bank; provided, however, that any additions to the ALLL made voluntarily by Company Bank prior to the time the addition contemplated hereby is made shall be deducted from the $4,500,000 required hereby to the extent that such interim addition or additions are related to loans identified as special mention, classified or impaired on the April 30, 2008 Allowance for Loan Loss Report delivered by Company to Parent as Company Disclosure Schedule 4.3 (“Company Bank April 30th ALLL Report”).

4.4          Additional Accruals/Appraisals.  After all of the conditions set forth in Article VI hereof have been fulfilled to the satisfaction of Parent and Company or waived, Company and Company Bank shall, at the direction of Parent consistent with GAAP and applicable banking regulations, establish such additional accruals and reserves as may be requested by Parent, including, without limitation, those necessary or appropriate (a) in connection with any severance benefits payable as a result of the Merger or the Bank Merger, or (b) to conform Company’s accounting and credit and OREO loss reserve practices and methods to those of Parent, provided, however, that no accrual or reserve made by Company pursuant to this Section 4.4, or any litigation or regulatory proceeding arising out of any such accrual or reserve, or any other effect on Company resulting from Company’s compliance with this Section 4.4, shall constitute or be deemed to be a breach, violation of or failure to satisfy any representation, warranty, covenant, condition or other provision of this Agreement or otherwise be considered in determining whether any such breach, violation or failure to satisfy shall have occurred.  Such accruals shall be made as of the last day of the month immediately preceding the Closing Date.

4.5          Loan Charge Off.  Immediately before the Effective Time, Company shall charge off all loans, receivables and other assets, or portions thereof, deemed uncollectible in accordance with GAAP, regulatory accounting principles, applicable law or regulation and as otherwise directed by Parent, or which have been classified as “loss” or “impaired” or as directed by any regulatory authority, unless such classification or direction has been disregarded in good faith by Company, Company has submitted in writing to such regulatory authority the basis upon which it has so disregarded such classification or direction, and such regulatory authority retracts its direction requiring such charge-off.

4.6          Closing Financial Statement.  At least four business days prior to the Closing, Company shall provide Parent with Company’s consolidated financial statements presenting the financial condition of Company and its Subsidiaries as of the close of business on the last day of the last month ended prior to the Effective Time and their results of operations for the period January 1, 2008 through the close of business on the last day of the last month ended prior to the Effective Time (the “Closing Financial Statements”); provided, however, that if the Effective Time occurs on or before the tenth Business Day of the month, Company shall have provided financial statements as of and through the second month preceding the Effective Time (the date that such Closing Financial Statements are prepared as of shall sometimes be referred to herein as the “Determination Date”).  Such financial statements shall have been prepared in all material respects in accordance with GAAP and regulatory accounting principles and other applicable legal and accounting requirements, and reflect all period-end accruals and other adjustments.  The Closing Financial Statements shall be accompanied by a certificate of Company’s Chief Executive Officer and Chief Financial Officer, dated as of the Effective Time, to the foregoing effect and to the effect that such financial statements continue to reflect accurately, as of the date of the certificate, the financial condition of Company.

4.7          Dissolution or Divestiture of Non-Banking Subsidiary.  Prior to the Effective Time, Company shall use commercially reasonable efforts to either (a) completely dissolve Charter Services Group, Inc., a California corporation or (b) completely divest itself of any direct or indirect ownership of Charter Services Group, Inc., each on terms and conditions reasonably  satisfactory to Parent.

4.8          Company Premises.  Company shall use commercially reasonable efforts to obtain from the landlord of each of the Company Entities Premises such landlord’s consent to the assignment of the applicable lease from Company or Company Bank, as the case may be, to Parent Bank on terms and conditions satisfactory to Parent Bank, including, without limitation, written confirmation from the landlord of Company Bank’s Lodi banking office that the extension options contemplated by the underlying lease for such premises may be exercised by Parent Bank following the Bank Merger.

4.9          Amendment, Merger or Termination of Company 401(k) Profit Sharing Plan (401(k) Plan).  Prior to the Effective Time, Company shall adopt corporate resolutions terminating the 401(k) Plan and fully vesting all Company 401(k) Plan participants.  Nothing in this section shall obligate the Parent or Parent Bank to contribute to the 401(k) Plan or prevent the Parent or Parent Bank from amending or merging the 401(k) Plan with a plan of Parent or Parent Bank after the Closing

4.10        Indemnity and Escrow.

(a)           The shareholders of Company and the Company Option Holders shall indemnify, defend, and hold Parent and Parent Bank harmless, to the maximum extent of (but limited to) the Escrow Fund (as defined in subsection (b) below), from and against all losses (including, without limitation, any reduction in the book value or principal and interest owing and any interest not recognized due to non-accrual status), liabilities, costs, expenses, judgments, assessments, penalties, damages, deficiencies, suits, actions, claims, proceedings, demands, and causes of action, including but not limited to reasonable attorney fees, court costs, and related expenses (collectively, “Damages”), that were caused by, arose as a result of, or arose in connection with that certain Loan Participation Agreement dated as of January 3, 2006, by and between First Bank, a Missouri corporation, and Company Bank (“Participation Agreement”), including, without limitation, any and all matters arising from, relating to or in connection with the Loan (as defined in the Participation Agreement), any and all actions or omissions in connection with the Participation Agreement or the Loan, and the Complaint entitled Regent Hotel, LLC v. First Bank et al. filed in Superior Court of California, Sacramento, Case Number 34-2008-00009879 (“Regent Litigation”).

(b)           Upon Closing, the parties will forthwith enter into an escrow (“Escrow”) on substantially the same terms as contained in the Escrow Agreement attached hereto as Exhibit G (“Escrow Agreement”) to carry out the terms of this Agreement, and an escrow fund (the “Escrow Fund”) will be created consisting of cash (and, if necessary, Parent Common Stock) in the amount of Three Million Five Hundred Thousand Dollars ($3,500,000) (“Initial Escrow Fund Amount”) by Parent’s deposit of said amount into Escrow with a mutually acceptable escrow agent (“Escrow Agent”) from the Total Cash Consideration (and, if necessary, from the Total Stock Consideration).  The responsibility for funding the Initial Escrow Fund Amount shall be allocated between the shareholders of Company and Company Option Holders as follows: (i) the shareholders of Company who do not exercise dissenters’ rights in connection with the Merger shall be responsible for an amount determined by multiplying $3,500,000 by a fraction, the numerator of which shall equal (A) the total number of issued and outstanding shares of Company Common Stock immediately prior to the Effective Time minus (B) the total number of Perfected Dissenting Shares (“Non-Dissenting Shares”), and the denominator of which shall equal the sum of the Non-Dissenting Shares plus the total number of In-the-Money Company Stock Options; and (ii) the Company Option Holders shall be responsible for an amount determined by multiplying $3,500,000 by a fraction, the numerator of which shall equal the total number of In-the-Money Company Stock Options, and the denominator of which shall equal the sum of the Non-Dissenting Shares plus the total number of In-the-Money Company Stock Options; provided, however, under no circumstances shall the Initial Escrow Fund Amount be less than $3,500,000.

(c)           Prior to the Effective Time, the Board of Directors of Company shall appoint a person to execute the Escrow Agreement on behalf of the shareholders of Company and the Company Option Holders and to represent their interests in connection therewith (“Former Stakeholder Representative”).  Escrow Agent will hold and dispose of the Escrow Fund in accordance with the Escrow Agreement.  The parties to this Agreement understand and agree to the terms of the Escrow Agreement, which when duly executed will be incorporated as part of this Agreement.

(d)           The Escrow Fund will remain in existence until the later of (a) the date upon which the Regent Litigation is resolved completely by written settlement agreement or judgment, and all appeals have been made, heard and finally decided and/or all applicable time periods for appeals have expired, and (b) either (i) the date upon which all amounts owed under the Participation Agreement are irrevocably received by Parent Bank (as successor to Company Bank by virtue of the Bank Merger) or (ii) the date that is six (6) months immediately following any revision to the Loan by written agreement between the parties thereto provided that all required payments are made by the borrower during such six (6)-month period.  Upon termination of the Escrow, all remaining Escrow Funds shall be distributed to the former holders of Non-Dissenting Shares and the former holders of In-the-Money Company Stock Options in an amount for each share of Company Common Stock or In-the-Money Company Stock Option, as the case may be, held by such person at the Effective Time equal to such remaining Escrow Funds divided by the sum of (y) the total number of Non-Dissenting Shares and (z) the total number of In-the-Money Company Stock Options at the Effective Time; provided, however, that under no circumstances shall the total amount paid to a Company Option Holder relative to a Company Stock Option under Section 1.3(f) and this 4.10(d) exceed the amount by which the value of the Per Share Merger Consideration (using the Parent Determination Price to value the Per Share Stock Component) exceeds the exercise price in respect to such Company Stock Option.

ARTICLE V
ADDITIONAL AGREEMENTS AND COVENANTS OF PARTIES

5.1          Inspection of Records; Attendance at Board Meetings; Confidentiality.

(a)           Company and Company Bank shall afford Parent, Parent Bank and their accountants, counsel and other representatives (and their Subsidiaries) full access during normal business hours during the period prior to the Effective Time to all of their respective properties, books, contracts, commitments and records, including all attorneys’ responses to auditors’ requests for information, and accountants’ work papers, developed by either of them or their respective Subsidiaries or their respective accountants or attorneys, but excluding any attorney-client privileged communications or attorney work-product, and will permit each other and their respective representatives to discuss such information directly with each other’s officers, directors, employees, attorneys and accountants.  Company and Company Bank shall each use their best efforts to furnish to Parent and Parent Bank all other information concerning its business, properties and personnel as such other party may reasonably request; however, such access may be limited by the party from whom access is sought so as to avoid unreasonable disruption or interference with such party’s business operations, as such party may reasonably determine.  Any failure to comply with this covenant shall be disregarded if promptly corrected without material adverse consequences to the other party.  The availability or actual delivery of information shall not affect the representations, warranties, covenants, and agreements of the party providing such information that are contained in this Agreement or in any certificates or other documents delivered pursuant hereto.

(b)           Until the Effective Time, a representative of Parent shall be entitled and shall be invited to attend meetings of the Board of Directors of Company, Company Bank and all committees thereof.  At least five (5) days’ prior to written notice of the dates, times and places of such meetings shall be given to Parent except that in the case of special meetings Parent shall receive the same number of days’ prior notice as the directors of Company or Company Bank, as the case may be, receive for such meetings; provided, however, that such representative shall excuse himself or herself from any portion of any such meetings that (i) relate to this Agreement or the transactions contemplated thereby, or the exercise of any rights thereunder, by Company or Company Bank, (ii) involve discussions between such Board of Directors or such Loan Committees and legal counsel for Company or Company Bank that are entitled to be protected from disclosure under an attorney-client privilege which would be lost due to the presence of such representative of Parent, or (iii) constitute the Executive Session of any Board of Directors meeting.  Company and Company Bank shall furnish Parent, as soon as practicable, and in any event within five days after it is prepared, or concurrent with distribution to the Board of Directors or any committees thereof if prepared for such purpose, a copy of any report or agenda submitted to the Board of Directors of Company, Company Bank or any of their committees and access to the working papers and materials related thereto prepared for and distributed to the Board of Directors, whether prior to, at or subsequent to a meeting, provided, however, that Company and Company Bank need not furnish Parent any materials relating to deliberations of the Board of Directors of Company or Company Bank, as the case may be, with respect to (i)  this Agreement, or the transactions contemplated thereby, or the exercise of any rights thereunder, by Company or Company Bank, (ii) communications of legal counsel of Company or Company Bank with the Board of Directors or officers of Company or Company Bank regarding Company’s or Company Bank’s rights against or obligations to Parent or its Subsidiaries under this Agreement, or (iii) books, records and documents covered by the attorney-client privilege or which are attorneys’ work product.  Without limiting the generality of the foregoing, Company Bank shall provide to Parent Bank a list of all loans, which when aggregated with all other loans outstanding or committed to each customer and its affiliates would exceed $250,000 for such customer and its affiliates, scheduled to be considered by the Company Bank Loan Committee and, within five (5) days following such meetings, a copy of the related credit authorization documentation.  The Board or committee materials to be distributed to Parent pursuant to this Section 5.1(b) shall be delivered to Daniel J. Doyle at the address listed in Section 8.2 hereof.

(c)           All information disclosed by any party to any other party to this Agreement, whether prior or subsequent to the date of this Agreement including, without limitation, any information obtained pursuant to this Section 5.1, shall be kept confidential by such other party and shall not be used by such other party otherwise than as herein contemplated.  In the event that this Agreement is terminated, each party shall return all documents furnished hereunder, shall destroy all documents or portions thereof prepared by such other party that contain information furnished by another party pursuant hereto and, in any event, shall hold all information in accordance with the provisions of the Confidentiality Agreement between the parties dated March 14, 2008.

5.2          Registration Statement and Applications.

(a)           Parent, with the cooperation of Company and Company Bank, will prepare and file as promptly as practicable the Registration Statement, the statements, exhibits, applications, correspondence or forms to be filed with appropriate state securities law regulatory authorities, and the statements, exhibits, correspondence or applications to be filed to obtain the Requisite Regulatory Approvals to consummate the transactions contemplated by this Agreement.  Parent, with the cooperation of Company and Company Bank, shall use all reasonable efforts to have the S-4 Registration Statement declared effective under the Securities Act as promptly as practicable after such filing.  Thereafter, Company and Parent shall mail the Joint Proxy Statement/Prospectus to the shareholders of Company and Parent, respectively.  If at any time prior to the effectiveness of the Registration Statement, a party discovers that information contained in the Registration Statement relating to either party or the transactions contemplated hereby should be amended so that such information does not omit or misstate a material fact, the discovering party shall immediately notify the other party, and the parties shall cooperate in the preparation of any amendments to the Registration Statement that may be required.  Each party will furnish all material financial or other information, including certificates, consents and opinions of counsel concerning it and its Subsidiaries received by such party to the other for purposes of facilitating the preparation of the Registration Statement.

(b)           Each party shall provide to the other at the request of the other party: (i) immediately prior to the filing thereof, copies of all material statements, exhibits, applications, correspondence or forms to be filed with state securities law regulatory authorities, the SEC and other appropriate regulatory authorities to obtain the Requisite Regulatory Approvals to consummate the transactions contemplated by this Agreement; provided, however, that no approval need be obtained from any party to which such materials are provided; and (ii) promptly after delivery to, or receipt from, such regulatory authorities all written communications, letters, reports or other documents relating to the transactions contemplated by this Agreement.

5.3          Shareholder Approvals.

(a)           Company shall call a Company Shareholders’ Meeting as soon as reasonably practicable for the purpose of voting upon the transactions contemplated in this Agreement.  In connection with the Company Shareholders’ Meeting, (i) Company shall mail a proxy statement to its shareholders and (ii) subject to the fiduciary duties of the directors as set forth in Section 4.2(a) hereof, the Board of Directors of Company shall unanimously recommend to its shareholders the approval of this Agreement and the Merger.

(b)           Parent shall call a meeting of its shareholders (the “Parent Shareholders’ Meeting”) as soon as reasonably practicable for the purpose of voting upon the transactions contemplated in this Agreement.  In connection with the Parent Shareholders’ Meeting, (i) Parent shall mail a proxy statement to its shareholders and (ii) the Board of Directors of Parent shall unanimously recommend to its shareholders the approval of this Agreement and the Merger.

(c)           Company and Parent shall cooperate with each other to schedule and hold the Company Shareholders’ Meeting and the Parent Shareholders’ Meeting contemporaneously with one another.

5.4          Expenses.  Each party hereto shall bear its own expenses including, but not limited to, expenses for (i) preparing, entering into and approving this Agreement, (ii) soliciting the approvals of Parent and Company shareholders, (iii) obtaining Required Regulatory Approvals, and (iv) consummating the transactions contemplated by this Agreement including the Merger; provided, however, that Parent shall be solely be responsible for all filing fees incurred in connection with the Required Regulatory Approvals.

5.5          Efforts to Cause Closing to Occur; Cooperation.

(a)           Prior to the consummation of the Merger, upon the terms and subject to the conditions of this Agreement, Parent, Parent Bank, Company Bank and Company shall in good faith use their respective commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done and cooperate with each other in order to do, all things necessary, proper or advisable to consummate the transactions contemplated by this Agreement as promptly as practicable, including (i) the preparation and filing of all forms, registrations and notices required to be filed to consummate the Merger and the taking of such actions as are necessary to obtain any Required Regulatory Approvals, (ii) defending all lawsuits and other proceedings by or before any Governmental Entity challenging this Agreement or the consummation of the Merger, and (iii) causing to be lifted or rescinded any injunction, decree, ruling, order or other action of any Governmental Entity adversely affecting the ability of the parties to consummate the Merger.  Parent and Parent Bank shall use commercially reasonable efforts to make, or cause to be made, all appropriate applications, filings, notifications and reports required to obtain the Required Regulatory Approvals as soon as reasonably practicable following the date of this Agreement.  In addition, no party hereto shall take any action after the date hereof that could reasonably be expected to materially delay the obtaining of, or result in not obtaining, any Required Regulatory Approvals.

(b)           Prior to the consummation of the Merger, no Party shall take any action that would reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(c)           If any party hereto or Affiliate thereof receives a request for information or documentary material from any Governmental Entity with respect to this Agreement or any of the transactions contemplated hereby in respect of a Required Regulatory Approval, or otherwise, then such party shall endeavor in good faith to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request.

(d)           The parties shall keep each other apprised of the status of matters relating to the completion of the transactions contemplated hereby and work cooperatively in connection with obtaining the Required Regulatory Approvals, including:

(i)            cooperating with each other in connection with filings required to obtain the Required Regulatory Approvals;

(ii)           furnishing to the other party all responsive documents within its possession that are required for any application or other filing to be made by the other party in connection with obtaining the Required Regulatory Approvals;

(iii)          promptly notifying each other of any communications from or with any Governmental Entity with respect to the transactions contemplated by this Agreement;

(iv)          in the case of Parent Bank, effecting the sale or disposition of, or arranging to hold separate, assets or businesses, or categories of assets or businesses, or taking such other steps as necessary to avoid or eliminate each and every impediment under any Law that may be asserted by any Bank Regulators in connection with the Required Regulatory Approvals, in each case to the extent necessary or required to consummate the Closing; provided, that (A) any such sale, disposition or other steps with respect to any assets or business of Company Bank would not have, in the aggregate, a Material Adverse Effect on Company Bank or (B) any such sale, disposition or other steps with respect to any assets or business of Parent or Parent Bank would not have, in the aggregate, a Material Adverse Effect on Company Bank if taken with respect to a comparable amount of assets or business of Company Bank; and

(v)           consulting and cooperating with one another in connection with all analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings relating to the Required Regulatory Approvals.

5.6          Notice.  At all times prior to the Effective Time, each party shall promptly notify the other in writing of the occurrence of any event known to it which will or may result in the failure to satisfy any of the conditions specified in Sections 6.1 or 6.2 hereof.  In the event that any party becomes aware of the occurrence or impending occurrence of any event which would constitute or cause a breach by it of any of its representations and warranties, covenants or agreements herein in any material respect, or would have constituted or caused a breach by it of its representations and warranties, covenants or agreements herein in any material respect, had such an event occurred or been known prior to the date hereof, said party shall immediately give detailed and written notice thereof to the other parties, and shall, unless the same has been waived in writing by the other parties, use its reasonable efforts to remedy the same within 30 days, provided that such efforts, if not successful, shall not be deemed to satisfy any condition precedent to the Merger.

5.7          Press Release.  Except as otherwise reasonably determined by a party to be necessary to comply with its legal obligations, at all times prior to the Effective Time, the parties shall mutually agree to the issuance of any press release or other information to the press or any third party for general circulation with respect to this Agreement or the transactions contemplated hereby.

5.8          Delivery of Supplements to Disclosure Schedules.  Five business days prior to the Closing, each party will supplement or amend its Disclosure Schedule with respect to any matter hereafter arising which, if existing or occurring at or prior to the date of this Agreement, would have been required to be set forth or described in such Disclosure Schedule or which is necessary to correct any information in the Disclosure Schedule or in any representation and warranty made by the disclosing party which has been rendered inaccurate thereby.

5.9          Trade Name Rights.  From and after the Effective Time, Parent shall possess all rights with respect to any and all trade names used by Company or any Company Subsidiary including, without limitation, “Service 1st Bank” or any variant thereof.

5.10        Real Property.  Company hereby grants to Parent and to its agents, engineers, contractors, consultants, representatives and employees (“Parent’s Agents”), during the term of this Agreement, a license to enter upon the Company Entities Premises during normal business hours for purposes of performing, at Parent’s expense, environmental reviews and studies (including, without limitation, phase I and phase II environmental studies).  Parent and Parent Bank agree to repair any damage to the Company Real Property, caused by Parent, Parent Bank or Parents’ Agents and reasonably restore the Company Real Property to substantially the same condition that it was in immediately before such studies.  Parent shall indemnify, defend and hold Company harmless from all loss or liability (including, without limitation, attorneys fees) to the extent and arising out of such activities of Parent and Parent’s Agents upon the Company Real Property from all mechanics’, materialmen’s and other liens resulting from any such conduct of Parent and Parent’s Agents; provided, however, that Parent shall have no liability for that portion of any loss or damage attributable to (i) the acts or omissions of Company or Company Bank or their agents, employees, invitees or licensees, or (ii) resulting from latent defects or hazardous materials within, on or adjacent to the Company Real Property which were present before Parent’s entry on the Company Real Property.  Company will use commercially reasonable efforts to assist Parent in obtaining extended coverage ALTA policy of title insurance, or if Parent or Parent Bank elects, a CLTA/ALTA standard coverage, showing title to the leasehold interests being conveyed to Parent or Parent Bank upon consummation of the Merger and the Bank Merger, subject only to Company Permitted Encumbrances.

5.11        Knowledge of Breach.  If prior to the Closing, any party to this Agreement shall have actual Knowledge of any breach of a representation, warranty or covenant of another party to this Agreement, the party with such actual Knowledge shall promptly notify the other parties of its Knowledge, in reasonable detail.

5.12        Indemnification.

(a)           In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, in which any person who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director or officer or employee of Company or Company Bank (individually an “Indemnified Party” and collectively the “Indemnified Parties”) is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was a director, officer or employee of Company or Company Bank or (ii) this Agreement or any of the transactions contemplated thereby, whether in any case asserted or arising before or after the Effective Time, the parties hereto agree to cooperate and use their best efforts to defend against and respond thereto.  It is understood and agreed that, after the Effective Time, Parent shall indemnify and hold harmless, as and to the fullest extent permitted by applicable laws, each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses including reasonable attorney’s fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by applicable laws (upon receipt of any undertaking required by applicable laws from such Indemnified Party to repay such advanced expenses if it is determined by a final and non-appealable judgment of a court of competent jurisdiction that such Indemnified Party was not entitled to indemnification hereunder), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding or investigation, and in the event of any such threatened or actual claim, action, suit, proceeding or investigation (whether asserted or arising before or after the Effective Time), the Indemnified Parties may retain counsel reasonably satisfactory to Parent provided, however, that (i) Parent shall have the right to assume the defense thereof and upon such assumption Parent shall not be liable to any Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by any Indemnified Party in connection with the defense thereof, except that if Parent elects not to assume such defense or counsel for the Indemnified Parties reasonably advises the Indemnified Parties that there are issues which raise conflicts of interest between Parent and the Indemnified Parties, the Indemnified Parties may retain counsel reasonably satisfactory to Parent, and Parent shall pay the reasonable fees and expenses of such counsel for the Indemnified Parties, (ii) Parent shall be obligated pursuant to this paragraph to pay for only one firm of counsel reasonably required in each applicable jurisdiction for such Indemnified Parties, and (iii) Parent shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld or delayed).  Any Indemnified Party wishing to claim indemnification under this Section 5.12, upon learning of any such claim, action, suit, proceeding or investigation, shall notify Parent thereof; provided, however, that the failure to so notify shall not affect the obligations of Parent under this Section 5.12 except to the extent such failure to notify Parent is materially prejudicial to the rights and remedies of Parent.  Parent’s obligations under this Section 5.12 shall continue in full force and effect for a period of three (3) years from the Effective Time; provided, however, that all rights to indemnification in respect of any claim asserted or made within such period shall continue until the final disposition of such claim.

(b)           Parent shall use commercially reasonable efforts to cause the persons serving as officers and directors of Company and Company Bank immediately prior to the Effective Time to be covered by a directors’ and officers’ liability insurance tail policy (the “Tail Insurance Policy”) of substantially the same coverage and amounts containing terms and conditions which are generally not less advantageous than the current insurance policy of Company and Company Bank with respect to acts or omissions occurring prior to the Effective Time that were committed by such officers and directors in their capacity as such for a period of three (3) years; provided, however, that the amount required to be paid by Parent for such Tail Insurance Policy shall not exceed two hundred percent (200%) of the most recent annual premium paid by Company for directors’ and officers’ insurance coverage.

(c)           This Section 5.12 shall survive the Effective Time and is intended to benefit each indemnified person (each of whom shall be entitled to enforce this Section against Parent) and shall be binding on all successors and assigns of Parent.

(d)           In the event Parent or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to one or more other Persons, then, and in each case, proper provision shall be made so that the successors and assigns of Parent maintain the coverages under the Tail Insurance Policy and otherwise assume the obligations set forth in this Section 5.12.

(e)           The term “Parent” as used in this Section 5.12 means Parent and Parent Bank, acting together, jointly and severally.

5.13        Parent and Parent Bank Acquisition Proposals.  During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement and the Effective Time, Parent undertakes and agrees with Company that it shall not solicit or accept any offer from any third party in the nature of an Acquisition Proposal involving Parent or Parent Bank in a business combination with such third party or any other entity, unless such offer is expressly conditioned upon the performance by Parent (or the successor in interest of Parent) of all of its obligations under this Agreement in a manner such that the total value of the consideration to be paid to the Company shareholders under this Agreement is not thereby reduced.

5.14        Parent and Parent Bank Conduct of Business in Ordinary Course.

(a)           During the period from the date of execution of this Agreement through the Effective Time, Parent shall carry on its business, and shall cause each of its respective Subsidiaries to carry on its business, in the ordinary course in substantially the manner in which heretofore conducted, subject to changes in law applicable to all California-chartered, non-member banks or all banks insured by the FDIC and directives from regulators (except to the extent Company shall otherwise consent in writing), and use all commercially reasonable efforts to preserve intact its business organization, keep available the services of its officers and employees, (other than terminations in the ordinary course of business) and preserve its relationships with customers, depositors, suppliers and others having business dealings with it; and, to these ends, shall fulfill each of the following:

(i)            Use its commercially reasonable efforts, or cooperate with others, to expeditiously bring about the satisfaction of the conditions specified in Article 6 hereof;

(ii)           Advise Company promptly in writing of any change that would have a Material Adverse Effect on its capital structure, consolidated financial condition, consolidated assets, consolidated results of operations, business or prospects or of any matter which would make the representations and warranties set forth in Article 2 hereof not true and correct in any material respect as of the effective date of the Registration Statement and at the Effective Time;

(iii)          Observe and conform to all legal requirements applicable to its business, except for any failure to so observe and conform that would not, individually or in the aggregate, and, in the future will not, have a Material Adverse Effect on Parent;

(iv)          Timely file as and when due all reports and Returns required to be filed with any Governmental Entity;

(v)           If Parent  or Parent Bank receives a request for information or documentary material from any Governmental Entity with respect to this Agreement or any of the transactions contemplated hereby in respect of a Required Regulatory Approval, or otherwise, then such party shall endeavor in good faith to make, or cause to be made, as soon as reasonably practicable, an appropriate response in compliance with such request.

(vi)          Parent and Parent Bank shall keep Company apprised of the status of material matters relating to the completion of the transactions contemplated hereby and work cooperatively in connection with obtaining the requisite approvals, consents or orders of each applicable Governmental Entity, including:

(A)          furnish to Company all responsive documents within its possession that are required for any application or other filing to be made by a party in connection with obtaining the Required Regulatory Approvals;

(B)           promptly notifying Company of any material communications from or with any Governmental Entity with respect to the transactions contemplated by this Agreement.

       (b)                    During the period from the date of execution of this Agreement through the Effective Time, Parent agrees that without Company’s prior written consent (which shall not be unreasonably withheld), it shall not and its Subsidiaries shall not:

(i) Split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock; or

(ii)           Take any action that would or might result in any of the representations and warranties of Parent set forth in the Agreement becoming untrue in any material respect or any of the conditions to the Merger set forth in Article 6 not being satisfied, except to the extent such actions are required to be undertaken by applicable law, regulation or at the direction of any Regulatory Authority.

5.15        Employees and Employee Benefits.

(a)           Parent Bank will honor in accordance with their terms (i) all employee benefit obligations to current and former employees of Company and Company Bank accrued, earned or otherwise available as of the Effective Time and identified in Schedule 3.17 hereof, and (ii) all employment or severance agreements with any such employees entered into prior to the date hereof and identified in Schedule 3.17 hereof, including but not limited to benefits to current and former employees of Company and Company Bank under the Consolidated Omnibus Budget Reconciliation Act of 1985 (COBRA) and California Continuation Benefits Replacement Act (Cal-COBRA).

(b)           Following the Effective Time, except with respect to severance benefits (which are addressed in subsection (d) below), Parent and Parent Bank shall provide or make available to the employees of Company and Company Bank participation in employee benefit plans, on the same terms available to similarly situated employees of Parent and Parent Bank.

(c)           Immediately prior to the Effective Time, Company and Company Bank shall (i) cancel its vacation and sick leave policies, (ii) make all payments due to Company and Company Bank employees as a result of such cancellation, and (iii) adopt the paid time off policy of Parent Bank (provided, however, that for purposes of the Parent Bank paid time off policy, all Company or Company Bank employees shall have no accrued hours of paid time off at the Effective Time, notwithstanding anything in this Agreement or otherwise to the contrary).

(d)           Company shall cooperate with Parent Bank in the event that Parent Bank elects to offer incentives to certain Company employees to retain their services in connection with the transition resulting from the Merger.  Unless otherwise agreed in writing, Company employees who are terminated following the Effective Time other than for cause by Parent Bank shall be eligible to participate in Parent Bank’s severance plans and programs on the same terms available to similarly situated employees, with full credit for prior service to the extent it would have been credited by Company; provided, however, that any amounts payable by Parent or Parent Bank under such severance plans and programs shall be offset by any amounts paid or payable by Company or Company Bank (or by Parent or Parent Bank, respectively, as their successors) under any employment agreement, severance agreement or other arrangement.

(e)           Prior to the Effective Time, Company and Company Bank shall:

(i)            Amend all Salary Continuation Agreements with Executives to provide that all Change of Control (as defined in the Salary Continuation Agreements) benefits shall become vested upon a Change of Control that will occur upon consummation of the Merger, regardless of whether the Executive terminates employment at the time of the Change of Control or thereafter.  Change of Control benefits shall be payable as provided in the Salary Continuation Agreements.  Notwithstanding the foregoing, the Salary Continuation Agreement between Company Bank and Bryan R. Hyzdu shall be amended to provide for payment of the Accrual Balance (determined as of the Merger Date) in a lump sum payment on or after January 1, 2009.  The Agreement with Mr. Hyzdu shall terminate upon payment of the Accrual Balance and no further benefits shall be due;

(ii)           Amend all Endorsement Split Dollar Agreements with Executives to reduce death benefits payable to the Executive’s beneficiaries in proportion to any reduction or cutback in benefits payable under the Salary Continuation Agreements resulting from a Change of Control that will occur upon consummation of the Merger; and

(iii)          Amend all Salary Continuation Agreements and Endorsement Split Dollar Agreements with Executives to coordinate benefits so that each Executive (or his or her Beneficiaries) may receive either death benefits under the Endorsement Split Dollar Agreements or benefits under the Salary Continuation Agreements, but not both.  In the case of Bryan R. Hyzdu, his Endorsement Split Dollar Agreement shall be amended to provide for its termination upon payment of benefits under the Salary Continuation Agreement described in (i) above.

ARTICLE VI
CONDITIONS

6.1          Mutual Conditions to Each Party’s Obligations to Effect the Closing.  The obligation of each party to consummate the Closing shall be subject to the satisfaction or waiver on or prior to the Closing Date of each of the following conditions:

(a)           No Law shall have been enacted or promulgated by any Governmental Entity in the United States which prohibits the consummation of the transactions contemplated by this Agreement including the Merger; and there shall be no order or injunction of a court of competent jurisdiction in the United States in effect precluding consummation of the transactions contemplated by this Agreement including the Merger.

(b)           The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and shall remain in effect.  No legal, administrative, arbitration, investigatory or other proceeding by any Governmental Entity or any other Person shall have been instituted and, at what otherwise would have been the Effective Time, remain pending by or before any Governmental Entity to restrain or prohibit the transactions contemplated hereby.

(c)           Parent and Company shall have received an opinion from  Downey Brand LLP, dated the Effective Time, subject to assumptions and exceptions normally included, and in form and substance reasonably satisfactory to Parent and Company and to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and that Parent and Company will each be a party to that reorganization within the meaning of Section 368(b) of the Code.  In rendering such opinion, such counsel shall be entitled to rely upon representations of officers of Parent, Parent Bank, Company and Company Bank satisfactory in form and substance to such counsel.

(d)           The Required Regulatory Approvals shall have been obtained without the imposition of any non-standard or unduly burdensome condition relating to the Merger or the Bank Merger that would materially adversely affect the economic benefits of the Merger to Parent or Company.

6.2          Conditions to the Obligations of Parent and Parent Bank.  The obligation of Parent and Parent Bank to consummate the Closing shall be subject to the satisfaction or waiver on or prior to the Closing Date of each of the following conditions:

(a)           Except for any inaccuracy that would not have a Material Adverse Effect on Company or Company Bank or a Material Adverse Effect on the ability of Company or Company Bank to perform obligations under this Agreement or to consummate the transactions contemplated thereby including the Merger, each representation and warranty in Article III either

(i) shall be accurate as of the Closing Date as though restated on and as of such date or (ii) if such representation and warranty, by its terms, is made as of a date specified therein, shall be accurate as of such date.

(b)           Company and Company Bank shall have performed and complied with, in all material respects, all material agreements, covenants and obligations required by this Agreement to be performed or complied with by them prior to or at the Closing.

(c)           Since the Balance Sheet Date, neither Company nor Company Bank shall have experienced a Material Adverse Effect.

(d)           Parent or Parent Bank shall have received all third-party consents deemed necessary or appropriate in connection with the Merger or the Bank Merger, including, without limitation, the consents of all landlords under all leases to which Company or Company Bank are subject, in form and substance satisfactory to Parent.

(e)           All directors of Company and Company Bank shall have delivered to Parent on the date of this Agreement, fully-executed Shareholder Agreements in the form attached hereto as Exhibit C (“Company Shareholder Agreement”) and all officers of Company and Company Bank identified on Exhibit D shall have delivered to Parent on the date of this Agreement, fully-executed Nonsolicitation Agreements in the form attached hereto as Exhibit E  (“Nonsolicitation Agreement”).

(f)            The Shareholders’ equity of the Company contained in the Closing Financial Statements shall not be less than $17,100,000 and the ALLL of the Company shall not be less than $1,675,000 or 1.3% of the total outstanding loans of Company as of the Determination Date; provided, however, that the impact of any actions, transactions, or accounting adjustments taken or made solely as a result of this Agreement or any additions to the ALLL made voluntarily by Company Bank related to loans identified as special mention, classified or impaired on the Company Bank April 30th ALLL Report, and the amount of $186,000 added to the ALLL in March 2008 for the Regent Hotel, LLC participation loan, shall be disregarded for purposes of this Section 6.2(f).

(g)           Parent shall have received Supplemental Disclosure Schedules from Company and Company Bank on the day immediately preceding the Effective Time and none of such Supplemental Disclosure Schedules shall reflect any item that was not on the original Company Disclosure Schedule delivered on the date of execution of this Agreement that has had, would have, or could be reasonably likely to have a Material Adverse Effect on Company or Company Bank at or after the Effective Time, or on consummation of the transactions contemplated by this Agreement.

(h)           Parent Bank shall have received CLTA/ALTA title insurance policies insuring Parent Bank with respect to each of the leasehold interests of Company and Company Bank subject only to the Permitted Exceptions.

(i)            Company Bank shall have duly exercised its option to extend the term of the lease on the Stockton banking premises for an additional five-year period and the landlord of the Lodi banking premises shall have agreed in writing that all options under its lease with Company Bank may be exercised by Parent Bank following the Bank Merger.

(j)            Persons holding five percent (5%) or more in the aggregate of all of the issued and outstanding shares of Parent Common Stock shall not have exercised dissenters’ rights under Chapter 13 of the California Corporations Code in connection with the Merger.

(k)           Parent shall have received the written resignations from all of the directors of Company and Company Bank.

(l)            Parent shall have received a certificate signed by the Chief Executive Officer and the Chief Financial Officer of Company and Company Bank, dated as of the Closing, that based upon his knowledge, the conditions set forth in Sections 6.2(a) – (k) inclusive have been satisfied.

6.3          Conditions to the Obligations of Company and Company Bank.  The obligations of Company and Company Bank to consummate the Closing shall be subject to the satisfaction or waiver on or prior to the Closing Date of each of the following conditions:

(a)           Except for any inaccuracy that would not have a Material Adverse Effect on Parent or a material adverse effect on the ability of Parent or Parent Bank to perform obligations under this Agreement or to consummate the transactions contemplated thereby including the Merger, each representation and warranty in Article II either (i) shall be accurate as of the Closing Date as though restated on and as of such date or (ii) if such representation and warranty, by its terms, is made as of a date specified therein, shall be accurate as of such date.

(b)           Parent and Parent Bank shall have performed and complied with, in all material respects, all material agreements, covenants and obligations required by this Agreement to be performed or complied with by them prior to or at the Closing.

(c)           Since the Balance Sheet Date, neither Parent nor Parent Bank shall have experienced a Material Adverse Effect.

(d)           Parent or Parent Bank shall have received all third-party consents deemed necessary or appropriate in connection with the Merger or the Bank Merger, including, without limitation, the consents of all landlords under all leases to which Company or Company Bank are subject, in form and substance satisfactory to Parent.

(e)           All directors of Parent and Parent Bank shall have delivered to Company on the date of this Agreement, fully-executed Shareholder Agreements in the form attached hereto as Exhibit F (“Parent Shareholder Agreement”).

(f)            Company shall have received Supplemental Disclosure Schedules from Parent and Parent Bank on the day immediately preceding the Effective Time and none of such Supplemental Disclosure Schedules shall reflect any item that was not on the original Parent Disclosure Schedule delivered on the date of execution of this Agreement that has had, would have, or could be reasonably likely to have a Material Adverse Effect on Parent or Parent Bank at or after the Effective Time, or on consummation of the transactions contemplated by this Agreement.

(g)           The Board of Directors of Company shall have received an opinion from Sandler O’Neill + Partners, L.P. dated (i) the date of this Agreement and (ii) the date of mailing, or a date within three (3) days prior to the date of mailing, the Joint Proxy Statement/Prospectus, to the effect that the Per Share Merger Consideration is fair, from a financial point of view, to the holders of Company Common Stock, and such opinion shall not have been withdrawn as of the Effective Time.

(h)           Company shall have received a certificate signed by the Chief Executive Officer and Chief Financial Officer of Parent and Parent Bank, dated as of the Closing, that based upon his knowledge, the conditions set forth in Sections 6.3(a) through (g) inclusive have been satisfied.

ARTICLE VII
TERMINATION; AMENDMENT; WAIVER

7.1          Termination.  This Agreement may be terminated at any time prior to the Effective Time:

(a)           By the mutual written consent of the Boards of Directors of Parent and Company;

(b)           By Parent or Company if there shall have been a final judicial or regulatory determination (as to which all periods for appeal shall have expired and no appeal shall be pending) that any material provision of this Agreement is illegal, invalid or unenforceable (unless the enforcement thereof is waived by the affected party) or denying any regulatory application the approval of which is a condition precedent to a party’s obligations hereunder;

(c)           By Parent or Company before the date specified in 7.1(h) hereof, in the event that any of the conditions precedent to the obligations of the other party to the Merger are rendered impossible to be satisfied or fulfilled by said date (other than by reason of a breach by the party seeking to terminate);

(d)           By Parent or Company at any time after the shareholders of Company or Parent fail to approve this Agreement and the Merger by the necessary vote at the Company Shareholders’ Meeting or the Parent Shareholders’ Meeting;

(e)           By Parent or Company, in the event of a material breach by the other party of any representation, warranty, covenant or agreement contained herein or in any schedule or document delivered pursuant hereto, which breach would result in the failure to satisfy the closing condition set forth in Section 6.2(a), (b), or (d) – (l) in the case of Parent, or Section 6.3(a), (b) or (d) – (h) in the case of Company, and which breach cannot be or is not cured within 45 days after written notice of such breach is given by the non-breaching party to the party committing such breach; or

(f)            By Company, upon its written notice to Parent within the two (2) business days following the Determination Date (as defined below), in the event of all of the following:

(1)           Parent does not have the right to terminate this Agreement pursuant to Section 7.1(e) of this Agreement, or Parent has the right to terminate this Agreement pursuant to Section 7.1(e) of this Agreement and does not exercise such right;

(2)           The Parent Determination Price (as defined below) on the Determination Date is less than $8.66; and

(3)           (a) the number obtained by dividing the Parent Determination Price by $10.19 (the “Parent Change Ratio”) is less than (b) the number obtained by dividing the Final Index Price (as defined below) by the Initial Index Price (as defined below) and then multiplying the quotient in this clause 3(b) by 0.85 (the “Negative Index Change Ratio”).

For purposes of Sections 7.1(f) and (g), the following terms have the meanings indicated below:

“Trading Day” means a day that Parent Common Stock is traded on the NASDAQ Capital Market as reported on the website of www.nasdaq.com.

“Determination Date” shall mean the later of (a) the date that is ten (10) business days before the Closing Date and (b) the date immediately following the date of approval of the Merger by Company shareholders at the Company Shareholders’ Meeting.

“Daily Sales Price” for any Trading Day means the daily closing price per share of Parent Common Stock on the NASDAQ Capital Market.

“Parent Determination Price” shall mean the average of the Daily Sales Prices of Parent Common Stock on the twenty (20) consecutive Trading Days ending on and including the Determination Date.

“Final Index Price” means the average of the daily closing amounts of the Index on the twenty (20) consecutive Trading Days ending on and including the Determination Date.

“Index” means the NASDAQ Bank Index.

“Initial Index Price” means the average of the daily closing amounts of the Index on the twenty (20) consecutive Trading Days ending on May 23, 2008.

“Index Change Ratio” means the ratio determined by dividing the Final Index Price by the Initial Index Price.

“Value” as used in reference to the Per Share Cash Component shall mean a dollar amount and as used in reference to the Per Share Stock Component shall mean the value calculated using the Parent Determination Price.

If Parent declares or effects a stock dividend, reclassification, recapitalization, forward or reverse stock split, or similar transaction between the date of this Agreement and the Determination Date, the prices for the Parent Common Stock shall be appropriately adjusted for the purposes of applying Sections 7.1(f) and (g).

If Company elects to exercise its termination right pursuant to this Section 7.1(f), it shall give written notice to Parent within two (2) business days after the Determination Date, and such termination will be effective on the third business day after the giving of such notice (the “Company Effective Termination Date”); provided that within two (2) business days after Parent’s receipt of such notice, Parent shall have the option to increase the consideration to be received by holders of Company Common Stock hereunder by increasing the Per Share Merger Consideration such that the Value of the Per Share Merger Consideration (such increased Per Share Merger Consideration, the “Parent Adjusted Per Share Merger Consideration”) is equal to a Value no less than the lesser of (i) $8.41 or (ii) the sum of (a) the product of $6.95 multiplied by the Index Change Ratio, plus (b) the Per Share Cash Component.  Such adjustment, if any, to the Per Share Merger Consideration can be effected by an increase in the Per Share Cash Component, the Per Share Stock Component or a combination of the Per Share Cash Component and the Per Share Stock Component, at Parent’s discretion; provided, however, that notwithstanding the foregoing, any such adjustment shall not result in an aggregate amount of cash that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.  If Parent so elects, it shall timely give written notice to Company of such election and of the adjusted Per Share Merger Consideration, whereupon no termination shall be deemed to have occurred pursuant to Section 7.1(f) and this Agreement shall remain in full force and effect in accordance with its terms (except as the Per Share Merger Consideration shall have been so modified).

(g)           By Parent, upon its written notice to Company within the two (2) business days following the Determination Date, in the event of all of the following:

(1)           Company does not have the right to terminate this Agreement pursuant to Section 7.1(e) of this Agreement, or Company has the right to terminate this Agreement pursuant to Section 7.1(e) of this Agreement and does not exercise such right;

(2)           The Parent Determination Price on the Determination Date is greater than $11.72; and

(3)           (a) the Parent Change Ratio is greater than (b) the number obtained by dividing the Final Index Price by the Initial Index Price and then multiplying the quotient in this clause 3(b) by 1.15 (the “Positive Index Change Ratio”).

If Parent declares or effects a stock dividend, reclassification, recapitalization, forward or reverse stock split, or similar transaction between the date of this Agreement and the Determination Date, the prices for the Parent Common Stock shall be appropriately adjusted for the purposes of applying this Section 7.1(g).

If Parent elects to exercise its termination right pursuant to this Section 7.1(g), it shall give written notice to Company within two (2) business days after the Determination Date, and such termination will be effective on the third business day after the giving of such notice (the “Parent Effective Termination Date”); provided that within two (2) business days after Company’s receipt of such notice, Company shall have the option to adjust the consideration to be received by holders of Company Common Stock hereunder by decreasing the Per Share Merger Consideration such that the Value of the Per Share Merger Consideration (such increased Per Share Merger Consideration, the “Company Adjusted Per Share Merger Consideration”) is equal to a Value no more than the greater of (i) $10.49 or (ii) the sum of (a) the product of $6.95 multiplied by the Index Change Ratio, plus (b) the Per Share Cash Component.  Such adjustment, if any, to the Per Share Merger Consideration can be effected by a decrease in the Per Share Cash Component, the Per Share Stock Component or a combination of the Per Share Cash Component and the Per Share Stock Component, at Company’s discretion; provided, however, that notwithstanding the foregoing, any such adjustment shall not result in an aggregate amount of cash that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.  If Parent so elects, it shall timely give written notice to Company of such election and of the adjusted Per Share Merger Consideration, whereupon no termination shall be deemed to have occurred pursuant to Section 7.1(g) and this Agreement shall remain in full force and effect in accordance with its terms (except as the Per Share Merger Consideration shall have been so modified).

(h)           By Parent or Company on or after December 31, 2008, in the event the Merger has not been consummated by such date (provided, however, that the right to terminate under this Section 7.1(h) shall not be available to any party whose failure to perform an obligation hereunder has been the cause of, or has resulted in, the failure of the Merger to occur on or before such date).

In the event a party elects to effect any termination pursuant to Section 7.1(b) through 7.1(h) above, it shall give written notice to the other party hereto specifying the basis for such termination and certifying that such termination has been approved by the vote of a majority of the members of its Board of Directors.

7.2          Liabilities and Remedies.

(a)           In the event that this Agreement is terminated by a party (the “Aggrieved Party”) solely by reason of the material breach by the other party (“Breaching Party”) of any of its representations, warranties, covenants or agreements contained herein, then the Aggrieved Party shall be entitled to such remedies and relief against the Breaching Party as are available at law or in equity.  Moreover, the Aggrieved Party without terminating this Agreement shall be entitled to specifically enforce the terms hereof against the Breaching Party in order to cause the Merger to be consummated.  Each party acknowledges that there is not an adequate remedy at law to compensate the other parties relating to the non-consummation of the Merger.  To this end, each party, to the extent permitted by law, irrevocably waives any defense it might have based on the adequacy of a remedy at law which might be asserted as a bar to specific performance, injunctive relief or other equitable relief.

(b)           If the Board of Directors of Company does not call and hold the Company Shareholders’ Meeting, or the Board of Directors of Company fails to unanimously recommend approval of this Agreement and the Merger to the shareholders of Company, or the Board of Directors of Company shall adversely alter or modify its favorable recommendation of this Agreement and the Merger to the shareholders of Company, and this Agreement and the Merger is not approved by the shareholders of Company by the necessary vote, and neither Parent nor Parent Bank is, as of the date of such event, in material breach of this Agreement and the shareholders of Parent approve this Agreement and the Merger at the Parent Shareholders’ Meeting if such meeting has occured, then, upon termination of this Agreement by Parent, at the election and in the sole discretion of Parent, Company and Company Bank shall jointly and severally pay Parent, in immediately available funds, promptly upon written demand of Parent, the sum of $716,622 as agreed upon liquidated damages or Parent may elect to pursue its available remedies at law or in equity including specific performance of the obligations of Company and Company Bank under this Agreement.  If the Board of Directors of Parent does not call and hold the Parent Shareholders’ Meeting, or the Board of Directors of Parent fails to unanimously recommend approval of this Agreement and the Merger to the shareholders of Parent, or the Board of Directors of Parent shall adversely alter or modify its favorable recommendation of this Agreement and the Merger to the shareholders of Parent, and this Agreement and the Merger is not approved by the shareholders of Parent by the necessary vote, and neither Company nor Company Bank is, as of the date of such event, in material breach of this Agreement and the shareholders of Company approve this Agreement and the Merger at the Company Shareholders’ Meeting if such meeting has occurred, then, upon termination of this Agreement by Company, at the election and in the sole discretion of Company, Parent and Parent Bank shall jointly and severally pay Company, in immediately available funds, promptly upon written demand of Company, the sum of $716,622 as agreed upon liquidated damages or Company may elect to pursue its available remedies at law or in equity including specific performance of the obligations of Parent and Parent Bank under this Agreement.

(c)           In the event that an Acquisition Proposal occurs between the date of this Agreement and the time of the Company Shareholders’ Meeting and the shareholders of Company fail to approve this Agreement and the Merger under circumstances where the Board of Directors of Company has concluded in good faith that such Acquisition Proposal constitutes or is reasonably likely to result in a Superior Proposal, and neither Parent nor Parent Bank was, as of the date of the Company Shareholders’ Meeting, in material breach of this Agreement and the shareholders of Parent approve this Agreement and the Merger at the Parent Shareholders’ Meeting if such meeting has occurred, then if a definitive agreement relating to such Acquisition Proposal is executed by Company or any Company Subsidiary, or such Acquisition Proposal is consummated, in either case within 12 months after the termination of this Agreement by Parent, then upon the happening of such event, and provided that Parent is not paid the sum of $716,622 under paragraph (b) of this Section 7.2, Company and Company Bank shall become jointly and severally obligated to pay Parent, in immediately available funds, the sum of $716,622 as an agreed upon break up fee and as the sole and exclusive remedy of Parent and Parent Bank.

7.3          Survival of Agreements.  In the event of termination of this Agreement by either Parent or Company as provided in Section 7.1, this Agreement shall forthwith become void and have no effect except that the agreements contained in Sections 5.4 and 7.2 hereof shall survive the termination hereof.

7.4          Amendment.  This Agreement may be amended by the parties hereto by action taken by their respective Boards of Directors at any time before or after approval hereof by the shareholders of Company but, after such approval, no amendment shall be made which changes the form of consideration or the value of the consideration to be received by the shareholders of Company without the approval of the shareholders of Company.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.  The parties may, without approval of their respective Boards of Directors, make such technical changes to this Agreement, not inconsistent with the purposes hereof as may be required to effect or facilitate any regulatory approval or acceptance of the Merger or of this Agreement or to effect or facilitate any regulatory or governmental filing or recording required for the consummation of any of the transactions contemplated hereby.

7.5          Waiver.  Any term, provision or condition of this Agreement (other than the requirement of Company shareholder approval) may be waived in writing at any time by the party which is entitled to the benefits hereof.  Each and every right granted to any party hereunder, or under any other document delivered in connection herewith or therewith, and each and every right allowed it by law or equity, shall be cumulative and may be exercised from time to time.  The failure of a party at any time or times to require performance of any provision hereof shall in no manner affect such party’s right at a later time to enforce the same.  No waiver by any party of a condition or of the breach of any term, covenant, representation or warranty contained in this Agreement, whether by conduct or otherwise, in any one or more instances shall be deemed to be or construed as a further or continuing waiver of any such condition or breach or a waiver of any other condition or of the breach of any other term, covenant, representation or warranty of this Agreement.  No investigation, review or audit by a party of another party prior to or after the date hereof shall stop or prevent such party from exercising any right hereunder or be deemed to be a waiver of any such right.

ARTICLE VIII
GENERAL PROVISIONS

8.1          Survival.  All representations, warranties, covenants and agreements of the parties in this Agreement or in any instrument delivered by the parties pursuant to this Agreement (other than the agreements, covenants and obligations set forth herein which are contemplated to be performed after the Effective Time) shall not survive the Effective Time.

8.2          Notices.  All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, by facsimile transmission or by registered or certified mail to the parties at the following addresses (or at such other address for a party as shall be specified by like notice) and shall be deemed to be delivered on the date so delivered: if to Parent or Parent Bank:

(a)	if to Parent or Parent Bank:

Central Valley Community Bancorp
7100 North Financial Drive, Suite 101
Fresno, California 93720
Attention: Daniel J. Doyle, CEO

copy to:

Downey Brand LLP
3425 Brookside Road, Suite A
Stockton, California 95219
Attention: James K. Dyer, Jr., Esq.

(b)	if to Company or Company Bank:

Service 1st Bancorp
60 W. 10th Street
Tracy, California 95376
Attention: John O. Brooks, CEO

copy to:

Dodd•Mason•George Llp
1740 Technology Drive, Suite 205
San Jose, CA 95110
Attention: Glenn T. Dodd, Esq.

8.3          Applicable Law.  This Agreement shall be construed and interpreted according to the laws of the State of California without regard to conflicts of laws principles thereof, except to the extent that the federal laws of the United States apply.

8.4          Headings, Etc.  The article headings and section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

8.5          Severability.  If any term, provision, covenant, or restriction contained in this Agreement is held by a final and unappealable order of a court of competent jurisdiction to be invalid, void, or unenforceable, then the remainder of the terms, provisions, covenants, and restrictions contained in this Agreement shall remain in full force and effect, and shall in no way be affected, impaired, or invalidated unless the effect would be to cause this Agreement to not achieve its essential purposes.

8.6          Entire Agreement; Binding Effect; Non-Assignment; Counterparts.  Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) (a) constitutes the entire agreement between the parties hereto and supersedes all other prior agreements and undertakings, both written and oral, between the parties, with respect to the subject matter hereof; and (b) is not intended to confer upon any other person any rights or remedies hereunder except as specifically provided herein.  This Agreement shall be binding upon and inure to the benefit of the parties named herein and their respective successors.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party hereto without the prior written consent of the other party hereto.  This Agreement may be executed in two or more counterparts which together shall constitute a single agreement.

Article IX
Definitions

9.1          Terms Defined in this Article 9.  As used in this Agreement, the following terms have the respective meanings set forth below:

Affiliate means a Person (1) that directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, another Person, or (2) that beneficially owns or holds 5% or more of any class of the voting stock of another Person, or (3) 5% or more of the voting stock (or in the case of a Person that is not a corporation, 5% or more of the equity interest) of which is beneficially owned or held by another Person.  The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

Bank Regulators means the Board of Governors of the Federal Reserve System or any applicable Reserve Bank, the Federal Deposit Insurance Corporation, the California Department of Financial Institutions.

Benefit Plan means any benefit plan, fund or arrangement, whether qualified or nonqualified under the applicable provisions of the Code, any consulting, employment, termination or collective bargaining agreement, each stock option, stock purchase, stock appreciation right, restricted stock, employee stock ownership plan, life, health, accident or other insurance or welfare benefit or program, bonus, deferred or incentive compensation, director emeritus, severance or separation agreement, agreement providing any payment or benefit resulting from a change in control, profit sharing, retirement or other employee benefit plan, practice, policy or arrangement of any kind, oral or written, including, but not limited to, any employee benefit plan within the meaning of section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), covering any employee, former employee, consultant director or former director of the respective entities or their spouses, dependents or beneficiaries.  As used in this Agreement, “Company Benefit Plan” refers to any Benefit Plan established, sponsored, maintained or to which contributions are made by Company, Company Bank or Subsidiaries of Company or Company Bank.  As used in this Agreement, “Parent Benefit Plan” refers to any Benefit Plan established, sponsored, maintained or to which contributions are made by Parent, Parent Bank or Subsidiaries of Parent or Parent Bank.

Business Day means any day, other than a Saturday, Sunday or any other day, such as a legal holiday, on which California state banks in California are not open for substantially all their banking business.

Encumbrance means any mortgage, deed of trust, lien, security interest, retention of title or lease for security purposes, pledge, charge, encumbrance, equity, claim, easement, right of way, covenant, condition or restriction, leasehold interest or any right of any kind of any other Person in or with respect to any asset.

Environmental Laws means any common law or federal, state, local or foreign statute, treaty, ordinance, rule, regulation, policy, guidelines, standards, permit or order, and all amendments thereto, relating to the protection of human health, safety, wildlife or the environment, including, without limitation, all requirements pertaining to:  (i) the manufacture, processing, distribution, use, handling, treatment, storage and disposal of Hazardous Substances; (ii) the reporting, investigation and remediation of releases of Hazardous Substances into any media, including soil, groundwater, surface water and air; (iii) the health and safety of employees in the workplace or of any member of the public;  (iv) natural resources; (v) wetlands; and (vi) endangered or threatened species or habitats.

Federal Bank Holding Company Act means the Bank Holding Company Act of 1956, as amended.

Knowledge means with respect to any representation or warranty contained in this Agreement, the actual knowledge, after reasonable inquiry, of any executive officer of Parent, Parent Bank, Company or Company Bank.

Material Adverse Effect with respect to Parent and Company, as the case may be, means a condition, event, change or occurrence that has had or is reasonably likely to have a material adverse effect upon the financial condition, results of operations or business of such party and its Subsidiaries, taken as a whole, or materially impairs the ability of such party to perform its obligations under, or to consummate the transactions contemplated by, this Agreement; provided, however, that in determining whether a Material Adverse Effect has occurred there shall be excluded any effect on the referenced party the cause of which is (i) any change in banking or similar laws, rules or regulations of general applicability or interpretations thereto by courts or governmental authorities, (ii) any change in GAAP or regulatory accounting requirements applicable to banks or their holding companies generally, (iii) any action or omission of Parent, Company or any Subsidiary of either of them taken with the prior written consent of Parent or Company, as applicable, or as otherwise expressly contemplated by this Agreement, (iv) any changes in general economic, market or political conditions affecting banks or their holding companies generally, (v) the impact of the announcement of this Agreement and the transactions contemplated hereby, (vi) the payment of any amounts due to, or the provision of any benefits to, any directors, officers, or employees under contracts, arrangements, plans or programs currently in effect, (vii) the payment or provision for payment of expenses incurred relating to this Agreement and the transactions contemplated hereby, (viii) any adjustments pursuant to FAS 115, (ix) changes in national or international political or social conditions including the engagement by the United States in hostilities whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States, or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, unless it uniquely affects either or both of the parties, or (x) any change in the value of the securities or loan portfolio, or any change in value of the deposits or borrowings, from a change in interest rates generally, provided that the effect of such changes described in clauses (iv), (ix) and (x) hereof shall not be excluded to the extent of any materially disproportionate impact (if any) they have on such party.

Person means an individual, partnership, corporation, limited liability company, trust or unincorporated organization, or a Governmental Agency.

Subsidiary means any Person in which the applicable Person holds directly or indirectly a majority of the voting power or the ability directly or indirectly to designate, appoint or elect a majority of the directors or Persons performing similar functions, or that the applicable Person effectively controls directly or indirectly by any means or that is or under GAAP should be treated as a subsidiary in the applicable Person’s financial statements.

[signature page follows]

The undersigned have caused this Agreement to be executed as of the day and year first above written.

CENTRAL VALLEY COMMUNITY BANCORP

By	/s/Daniel J. Doyle
Daniel J. Doyle, Chief Executive Officer

CENTRAL VALLEY COMMUNITY BANK

By	/s/Daniel J. Doyle
Daniel J. Doyle, Chief Executive Officer

SERVICE 1ST BANCORP

By	/s/John O. Brooks
John O. Brooks, Chief Executive Officer

SERVICE 1ST BANK

By	/s/John O. Brooks
John O. Brooks, Chief Executive Officer

EXHIBIT A

MERGER AGREEMENT

EXHIBIT B

BANK MERGER AGREEMENT

EXHIBIT C

COMPANY SHAREHOLDER AGREEMENT

EXHIBIT D

IDENTIFIED OFFICERS

Robert E. Bloch

Patrick J. Carman

Shannon Reinard

EXHIBIT E

NONSOLICITATION AGREEMENT

EXHIBIT F

PARENT SHAREHOLDER AGREEMENT

EXHIBIT G

ESCROW AGREEMENT